     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 1998
                                                       REGISTRATION NO. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               CITYSEARCH, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     7375                    95-4546874
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

    INCORPORATION OR           ----------------
      ORGANIZATION)

                               CITYSEARCH, INC.
                     790 E. COLORADO BOULEVARD, SUITE 200
                              PASADENA, CA 91101
                                (626) 405-0050
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 CHARLES CONN
                            CHIEF EXECUTIVE OFFICER
                               CITYSEARCH, INC.
                     790 E. COLORADO BOULEVARD, SUITE 200
                              PASADENA, CA 91101
                                (626) 405-0050
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

           LARRY W. SONSINI                      GLEN R. VAN LIGTEN
           JOHN T. SHERIDAN                       CRAIG E. SHERMAN
              NAN H. KIM                          ADAM J. ROSENBERG
   WILSON SONSINI GOODRICH & ROSATI               VENTURE LAW GROUP
       PROFESSIONAL CORPORATION              A PROFESSIONAL CORPORATION
          650 PAGE MILL ROAD                     2800 SAND HILL ROAD
          PALO ALTO, CA 94304                   MENLO PARK, CA 94025
            (650) 493-9300                         (650) 854-4488

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================
                                                        PROPOSED MAXIMUM
     TITLE OF EACH                     PROPOSED MAXIMUM    AGGREGATE      AMOUNT OF
  CLASS OF SECURITIES    AMOUNT TO BE   OFFERING PRICE      OFFERING     REGISTRATION
    TO BE REGISTERED     REGISTERED(1)   PER SHARE(2)     PRICE(1)(2)        FEE
-------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................                      $            $50,000,000      $14,750
=====================================================================================

(1)Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION DATED JUNE 22, 1998

                                       SHARES

                     [LOGO OF CITYSEARCH.COM APPEARS HERE]

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being offered by CitySearch, Inc. ("CitySearch" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $
and $    per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. USA Networks, Inc., an existing stockholder of the Company that owns 11.8% of the Company prior to this offering (on a fully diluted, as-converted basis), has the right to purchase that number of shares of this offering that will enable USA Networks to own up to 14.9% of the Company after this offering (on a fully diluted, as converted basis), subject to certain limitations. See "Certain Transactions" and "Underwriting." Application has been made to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "CTYS".

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               Price to Underwriting Proceeds to
                                                Public  Discount(1)  Company(2)
--------------------------------------------------------------------------------
Per Share.....................................   $          $            $
Total(3)......................................  $          $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company estimated at
    $   .
(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to an additional     shares of Common Stock solely to cover over-
    allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $   , the Underwriting Discount will total $
    and the Proceeds to Company will total $   . See "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing said shares will be made against payment therefor at the office of
NationsBanc Montgomery Securities LLC on or about      , 1998.

                                  -----------

NationsBanc Montgomery Securities LLC
                         BancAmerica Robertson Stephens
                                                  Donaldson, Lufkin & Jenrette
                                            Securities Corporation

                                       , 1998

                                   [ARTWORK]


The inside cover will contain four images consisting of screen shots from the Company's city guide web sites. An image of the Company's home page (www.citysearch.com) primarily containing a map of the U.S. will appear in the upper left corner. An arrow will point from the area of the map indicating the location of Toronto, Ontario to an image in the upper right area of the page containing a screen shot from the home page of the Toronto city guide web site (www.starcitysearch.com). Another arrow will lead from the area of the U.S. map indicating the location of Raleigh/Durham/Chapel Hill to an image in the lower right area of the page containing a screen shot from the home page of the Raleigh/Durham/Chapel Hill city guide web site (www.citysearch11.com). A third arrow will lead from the area of the U.S. map indicating the location of San Francisco to an image in the lower left area of the page containing a screen shot from the home page of the San Francisco city guide web site (www.citysearch7.com).

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF THE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The CitySearch logo is a registered United States trademark of the Company. "CitySearch" is a registered United States trademark of a third party, and the Company is the exclusive third party licensee of this trademark in its field of use. See "Risk Factors--Uncertain Protection of Intellectual Property; Risks of Third Party Licenses." This Prospectus also contains trademarks and tradenames of other companies.

The page will be divided by a vertical line roughly two-thirds of the distance across the page. The left area of the page will contain four screen shots from the Company's web site. The first screen shot depicts a home page from one of the Company's city guides. The second screen shot depicts an "arts and entertainment" topic page indicating a search for "jazz" events in the search box. The third screen shot depicts an event description created by the Company describing a jazz event. The fourth screen shot depicts the Web site of a business customer that hosts jazz events. The right column of the page will describe the content available on each of the four pages, e.g., "The home page indicates the content areas within the site, and contains the branding of CitySearch and its local market media partners."

The page will contain three boxes. The first box will contain the names and/or logos of the Company's licensees, including washingtonpost.com, Los Angeles Times, the Toronto Star, The Melbourne Age, Big Colour Pages, The Sydney Morning Herald, The Dallas Morning News, Schibsted ASA, Scandinavia Online and The Baltimore Sun. The second box will contain names and/or logos of the Company's marketing partners, including American Express, Earthlink, Internet Travel Network, Guess?, WebTV Networks, Inc. etc. The third box will contain names and/or logos of the Company's local market media partners organized by the city in which the service is available, including KGO-TV, WTVD, other television stations and radio stations owned by CBS, Citadel Communications Corp., Clear Channel, and others who consent to use of their trademarks.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus includes forward-looking statements. The outcome of the events described in said forward-looking statements is subject to risks and uncertainties. The Company's actual results may differ materially from those discussed in such forward-looking statements. Factors that may cause or contribute to such differences include those discussed in sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus reflects (i) the conversion of each outstanding share of Preferred Stock into Common Stock upon completion of this offering and (ii) no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  CitySearch produces and delivers comprehensive local city guides on the World Wide Web (the "Web"), providing up-to-date information regarding arts and entertainment events, community activities, recreation, businesses, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide primarily consists of original content developed and designed specifically for the Web by the Company and its partners. The Company designs and produces custom-built Web sites and related services for local and regional businesses, aggregates them in a local city guide environment and provides business customers the ability to regularly update and expand the sites. This service offers local and regional businesses the opportunity to reach and interact with targeted consumers. The Company builds its city sites with the involvement of local government, community and volunteer associations, business and professional groups, educational institutions and local media companies. In addition, content generated by consumers through e-mail and bulletin boards, available in most sites, enhances the sense of community in CitySearch sites.

  CitySearch and its partners create comprehensive locally-focused content within a database that enables targeted, sophisticated searches across all content residing on a CitySearch site. In contrast, many search engines and navigational guides access pre-existing content from third party Web sites that may be incomplete or out of date. In its owned and operated markets, CitySearch offers a broad array of updated, local content that is relevant to consumers. In certain markets, CitySearch provides local media companies with the necessary technology and business expertise for its partners to design, launch and operate a co-branded CitySearch site. The Company's city guides have received numerous awards and recognition for design, functionality and content including PC Magazine's Editor's Choice, USA Today/Intelliquest's survey leader, the 1998 Webby award for best travel site, recognition by the New York Times as best overall online guide to New York City, How Magazine's Design Award and Net Guide's Platinum "Best of the Web" Award.

  CitySearch launched its initial site in the Raleigh-Durham-Chapel Hill metropolitan area in May 1996. The Company and its partners have since launched additional local city guides in Austin, Los Angeles, Nashville, New York City, Portland, Salt Lake City/Utah, the San Francisco Bay Area and Washington, D.C. in the U.S., and in Melbourne, Sydney and Toronto internationally. The Company plans to expand its service to additional national and international markets both by leveraging the standardized roll-out model it has developed through previous city launches and by partnering with major media companies in certain cities. The Company has, for instance, partnered with The Baltimore Sun, The Dallas Morning News, the Los Angeles Times, The Washington Post, The Melbourne Age, Schibsted ASA/Scandinavia Online, The Sydney Morning Herald and the Toronto Star. These major media partners bring capital, brand recognition, promotional strength and local knowledge to their CitySearch sites and allow the Company to build out its national and international network of sites faster than it could solely through owned and operated sites.

  The Company was organized under the laws of Delaware in September 1995. The Company's principal executive offices are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101, and its telephone number at that address is (626) 405-0500.

                                  THE OFFERING

Common Stock offered................      shares
Common Stock to be outstanding            shares(1)
after this offering.................
Use of proceeds.....................  The Company intends to use the net proceeds of this offering for general
                                      corporate purposes, including working
                                      capital, capital expenditures relating to
                                      the CitySearch site (such as enhancements
                                      to the Company's server and networking
                                      infrastructure) and expansion of its
                                      sales and marketing capabilities. See
                                      "Use of Proceeds."
Proposed Nasdaq symbol..............  CTYS

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               PERIOD FROM                       THREE MONTHS
                           SEPTEMBER 20, 1995    YEAR ENDED          ENDED
                           (DATE OF FORMATION)  DECEMBER 31,       MARCH 31,
                             TO DECEMBER 31,   ----------------  --------------
                                  1995          1996     1997     1997    1998
                           ------------------- -------  -------  ------  ------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
 Revenues:
  Subscription and
   services..............        $    --       $   203  $ 4,913  $  470  $2,563
  Licensing and royalty..             --            --    1,271      --     528
                                 -------       -------  -------  ------  ------
    Total revenues.......             --           203    6,184     470   3,091
 Loss from operations....           (313)      (14,112) (36,741) (9,165) (8,150)
 Net loss................           (308)      (13,897) (36,526) (9,081) (7,977)
 Historical basic and
  diluted net loss per
  share(2)...............        $ (0.04)      $ (1.58) $ (3.86) $(0.97) $(0.82)
 Pro forma basic and
  diluted net loss per
  share(2)...............        $ (0.04)      $ (1.10) $ (1.96) $(0.54) $(0.33)
 Shares used in computing
  historical basic and
  diluted historical net
  loss per share(2)......          7,894         8,785    9,451   9,407   9,777
 Shares used in computing
  pro forma basic and
  diluted net loss per
  share (2)..............          8,460       12,647   18,666   16,889  23,932

                                                            MARCH 31, 1998
                                                        ------------------------
                                                        ACTUAL   AS ADJUSTED (3)
                                                        -------  ---------------
BALANCE SHEET DATA:
 Cash and cash equivalents............................. $16,455       $
 Working capital.......................................  11,658
 Total assets..........................................  23,724
 Long-term obligations, less current portion...........   2,758
 Redeemable Convertible Preferred Stock................  70,882
 Total stockholders' equity (deficit).................. (55,795)

--------
(1) Based on shares outstanding as of March 31, 1998. Does not include (i) 2,287,101 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1998 at a weighted average price of $1.10 per share under the Company's 1996 Stock Option Plan, (ii) 479,739 shares of Common Stock available for future grant or issuance under the Company's 1996 Stock Option Plan and (iii) 93,305 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $8.84 per share held by NationsBanc Montgomery Securities LLC. See "Capitalization," "Management--Employee Benefit Plans," "Underwriting" and Note 7 of Notes to Consolidated Financial Statements.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute basic and diluted pro forma and historical net loss per share.
(3) Adjusted to reflect (i) the sale and issuance of the     shares of Common
    Stock offered hereby at an assumed initial public offering price of $   per
    share and after deducting the underwriting discount and estimated offering expenses and (ii) the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering. See "Capitalization."

                                 RISK FACTORS

  This offering involves a high degree of risk. In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock of the Company. This Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from the results discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

LIMITED OPERATING HISTORY

  The Company was incorporated in September 1995 and launched its initial local city guide service in the Raleigh-Durham-Chapel Hill metropolitan area in May 1996. Accordingly, the Company has an extremely limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Company's. Such risks include, but are not limited to, an evolving and unpredictable business model, management of growth, the Company's ability to anticipate and adapt to a developing market, acceptance by Internet users and business customers of the Company's local city guide concept and the ability of the Company to enter into relationships with additional media partners. To address these risks, the Company must, among other things, attract and retain an audience of frequent users of its service in its target markets, maintain its customer base and attract a significant number of new business customers in its target markets, respond to competitive developments, continue to form and maintain relationships with media partners, continue to attract, retain and motivate qualified persons, provide superior customer service, and continue to develop and upgrade its technologies and commercialize its services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks, and a failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ANTICIPATED CONTINUED OPERATING LOSSES

  The Company incurred net losses of $308,000, $13.9 million and $36.5 million for the period from September 20, 1995 (date of formation) to December 31, 1995, and the years ended December 31, 1996 and 1997, respectively, and $8.0 million for the three months ended March 31, 1998. At March 31, 1998, the Company had an accumulated deficit of $58.7 million. The Company believes that its future profitability and success will depend in large part on, among other things, its ability to generate sufficient revenues from sales of business Web sites to businesses and the licensing of its technology and business systems to partners setting up CitySearch services in partner-led markets, its ability to effectively maintain existing relationships with its media partners and its ability to successfully enter into new strategic relationships for distribution and increased usage of its offerings. Accordingly, the Company intends to expend significant financial and management resources on the roll-out of its service in new owned and operated and partner-led markets, site and content development, strategic relationships, technology and operating infrastructure. As a result, the Company expects to incur significant additional losses and continued negative cash flow from operations for the foreseeable future. There can be no assurance that the Company's revenues will increase or even continue at their current levels or that the Company will achieve or maintain profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company requires substantial working capital to fund its business and expects to use a significant portion of the net proceeds of this offering to fund its operating losses. Since inception, the Company has experienced negative cash flow from operations and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company currently believes that its existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet its presently anticipated cash requirements through at least the next 12 months. Thereafter, the Company may be required to raise additional funds. No assurance can be given that the Company will not be required to raise additional financing prior to such time. If additional funds are raised through the issuance of equity securities, stockholders of the Company may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that if available, such financing will include terms favorable to the Company or its stockholders. If such financing is not available when required or is not available on acceptable terms, the Company may be unable to develop or enhance its services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNPREDICTABILITY OF FUTURE REVENUES; FLUCTUATIONS IN OPERATING RESULTS

  As a result of the Company's limited operating history and the emerging nature of the local city guide market in which the Company competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based predominantly on its operating plans and estimates of future revenues and are to a large extent fixed. The Company's business model, particularly in its owned and operated markets, requires significant staffing to develop content and to create and maintain relationships with small and medium size businesses. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would likely have an immediate material adverse effect on the Company's business, financial condition and results of operations. Further, the Company currently intends to increase its operating expenses to roll out its service in new markets, to fund increased sales and marketing and customer service operations and to further develop its technology infrastructure. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results will fluctuate and net anticipated losses in a given quarter may be greater than expected.

  The Company expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside of the Company's control. Factors that may adversely affect the Company's operating results include, but are not limited to, the ability of its partners to meet roll-out schedules for the Company's city guide service, the timing and amount of license and royalty payments from the Company's partners, the Company's ability to retain existing business customers, attract new business customers at a steady rate and maintain customer satisfaction, the timing and volume of new business Web site orders and the Company's capacity to meet such orders, the Company's ability to maintain or increase current rates of sales productivity, the announcement or introduction of new or enhanced sites and services by the Company or its competitors, the amount of traffic on the Company's online sites, the amount of expenditures for online advertising by businesses, the level of use of online services and consumer acceptance of the Internet for services such as those offered by the Company, the Company's ability to upgrade and develop its systems and attract personnel in a timely and effective manner, the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business and infrastructure, technical difficulties, system downtime or Internet brownouts, political or economic events affecting the cities in which the Company operates and general economic conditions. Unfavorable changes in any of the above factors could adversely affect the Company's revenues, gross margins and results of operations in future periods. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. Finally, as a result of the foregoing factors, the Company's annual or quarterly results of operations may be below the expectations of public market analysts or investors, in which case the market price of the Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEW AND UNCERTAIN MARKET; UNPROVEN MARKET ACCEPTANCE

  The markets for the Company's service have only recently begun to develop, are rapidly evolving and are characterized by a number of entrants that have introduced or plan to introduce online city guides. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty and risk. Because the markets for the Company's services are new and evolving, it is difficult to predict the size and future growth rate, if any, of these markets. There can be no assurance that the markets for the Company's services will develop or that demand for the Company's services will emerge or become economically sustainable. In particular, the success of the Company's city guide service will depend on the willingness of local businesses to pay for custom business Web sites developed by the Company and to retain the service, which in turn may depend on the popularity of the guides to consumers and on the actual or perceived revenues attributable to the Company's services. If such businesses are unwilling to pay for the Company's service or retain the service, if the markets for the Company's service otherwise fail to develop or develop more slowly than anticipated, or if business customer turnover rates are higher than projected by the Company, the Company's business, financial condition and results of operations will be materially and adversely affected. In addition, the turnover rate of business customers using the Company's service has been higher than the Company anticipated in some of its initial markets and there can be no assurance that such turnover rates would be at levels which would not in the future materially and adversely affect the Company's business, financial condition and results of operations.

RELIANCE ON STRATEGIC RELATIONSHIPS IN PARTNER-LED MARKETS

  An important element of the Company's current business strategy is to enter into agreements with local media companies to establish and support city guides. The Company has entered into, and intends to enter into agreements with media companies in the future to address opportunities in certain markets. In these markets, the Company develops and designs a city guide for local media companies and licenses certain intellectual property to such companies in exchange for certain up-front and continuing license payments and royalty payments. These royalty payments are based on the amount of revenues generated by such companies through the partner-led city guides. The Company currently anticipates that royalty payments from such agreements will constitute a significant portion of its revenues in future periods. Accordingly, the Company's success will depend in large part upon the ability of its partners to timely launch city guides in the Company's partner-led markets and the extent to which these partners are able to generate revenue through their city guides. Under the terms of the Company's agreements with its media company partners, the Company has very limited control over the amount of time and financial resources that a partner devotes to the launch of a city guide or over the day-to-day operations and management of the city guide, including the marketing and sale of business Web sites to potential business customers. For example, one of the Company's partners did not launch its city guide in accordance with the Company's initial expectations, thereby delaying revenues subject to royalty payments payable to the Company. There can be no assurance that the Company's partners that are in the process of developing new city guides or the Company's future partners will launch their sites in a timely manner, or at all, or that if launched, such sites will generate revenues consistent with the Company's expectations. There also can be no assurance that the Company will successfully enter into partnerships with media companies in additional cities. Furthermore, due to the Company's limited experience with partner-led city guides, the Company is unable to accurately forecast its revenues to be derived from these agreements with such partners. In addition, certain of the Company's agreements with its media company partners may be terminated for non-performance or material breach. Any failure by one of the Company's proposed partner-led city guides to launch in a timely manner or by one of the Company's existing partner-led city guides to generate sufficient revenues, or a failure by the Company to enter into or to renew agreements with media company partners on terms favorable to the Company, or early termination of certain existing agreements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategic Alliances."

DEPENDENCE ON SALES PERSONNEL

  The Company currently derives and, for the foreseeable future, intends to derive a substantial portion of its revenues from sales of business Web sites to local businesses in markets in which the Company owns and operates city guides. The Company depends on its direct sales force to sell business Web sites in cities in these markets. The creation of new revenue from the Company's city guide service and its roll-out in additional cities requires the services of a highly trained sales force working directly for the Company. Accordingly, a shortage in the number of trained salespeople could limit the Company's ability to sell business Web sites as it rolls out its service in new cities or to maintain or increase its number of business customers in cities in which the Company already operates. The Company has in the past and expects in the future to experience a high rate of turnover in its direct sales force. There can be no assurance that such turnover will not increase in the future or otherwise have a material adverse effect on the usage of the Company's services, which could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAIN ACCEPTANCE AND MAINTENANCE OF CITYSEARCH BRAND

  The Company believes that establishing and maintaining the CitySearch brand is critical to its efforts to attract consumers and business customers to its sites and that the importance of brand recognition will increase due to the growing number of Internet sites and relatively low barriers to entry to providing Internet content. Promotion of the CitySearch brand will depend largely on the success of the Company and its media company partners in providing high quality Internet content. Under the terms of its agreements with its media company partners, the Company has very limited control over the content provided on the partners' sites. If consumers and business customers do not perceive the content of the Company's or its partners' existing sites to be of high quality, the Company will be unsuccessful in promoting and maintaining its brand. Furthermore, not all of the Company's partners promote the CitySearch brand on their services with a high level of prominence. Other than links to the Company's city sites, the Company has not entered into a significant distribution relationship with any major online search or navigation company. In order to attract and retain consumers and business customers, and to promote the CitySearch brand in response to competitive pressures, the Company may find it necessary to increase its budget for content or otherwise to increase substantially its financial commitment to creating and maintaining a distinct brand loyalty among consumers and business customers. If either the Company or its media company partners are unable to provide high quality content or otherwise fail to promote and maintain the CitySearch brand, or if the Company incurs excessive expenses in an attempt to improve its content or promote and maintain its brand, the Company's business, financial condition and results of operations will be materially and adversely affected. The Company has also entered into a large number of marketing agreements with local television, radio and other entities to promote its brand and increase usage of the city sites. There can be no assurance that such relationships will be successful or continue in the future on terms acceptable to the Company.

RISKS ASSOCIATED WITH ROLL-OUT OF CITYSEARCH SERVICE

  The Company's future success will depend to a significant extent on the Company's ability, on its own and with partners, to rapidly roll out its local city guide service in additional cities in the United States and internationally. As of June 1, 1998, the Company had launched its local city guide service in 12 metropolitan areas and intends to expand its service in additional cities in the U.S. and internationally. There can be no assurance that the Company will be able to launch its service in additional markets in a cost-effective or timely manner or in accordance with its planned schedule, or that any newly launched service will achieve market acceptance. Any new service that is not favorably received by local businesses or consumers could damage the Company's reputation or the CitySearch brand. Launching the CitySearch service will also require significant additional expenses and will strain the Company's management, financial and operational resources. In particular, the launch of the CitySearch service in additional cities will require the Company to expand and upgrade its technology infrastructure and business systems, including its enterprise management system (i.e., an integrated set of software tools and business processes for sales force management, Web site production, customer service and billing) and its business Web site production system. The Company is in the process of launching a new version of the back office software underlying its CitySearch service. There can be no assurance that this new version will function as intended, and any failure of the Company's software could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the strain placed on the Company's resources by simultaneous launches in multiple cities may adversely affect the roll-out schedule or quality of the service in a particular city. The Company's failure to launch its service in new markets in a timely and cost effective manner in accordance with its planned schedule or the lack of market acceptance of new services will have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The markets for local interactive content and services are highly competitive. Currently, the Company's primary competitors include Digital City, Inc., a company wholly owned by America Online, Inc. and Tribune Company, Microsoft Corporation (Sidewalk) and Zip2 Corporation. The Company also competes against search engine and other site aggregation companies such as Excite, Inc. (City.Net), Lycos, Inc. (Lycos City Guide) and Yahoo! Inc. (Yahoo! Local) which primarily serve to aggregate links to sites providing local content. In addition, the Company competes against offerings from media companies, including Cox Interactive Media and Knight-Ridder, Inc., as well as offerings from several telecommunications and cable companies and Internet service providers that provide local interactive programming such as SBC Communications Inc. (At Hand) and U.S. West, Inc. (Dive-In). Many of these companies have greater financial and marketing resources than the Company and may have significant competitive advantages through other lines of business and existing business relationships. There are also numerous niche competitors which focus on a specific category or geography and compete with specific content offerings provided by CitySearch. The Company may also compete with online services and other Web site operators, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Furthermore, additional major media and other companies with financial and other resources greater than those of the Company may introduce new Internet products and services addressing these markets in the future. There can be no assurance that the Company's competitors will not develop services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

  The Company believes that the principal competitive factors in its markets include depth, quality and comprehensiveness of content, ease of use, distribution, search capability and brand recognition. There can be no assurance that the Company will be able to successfully compete against its current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH OFFERING NEW SERVICES

  The Company plans to introduce new and expanded services in order to generate additional revenues, attract more consumers and respond to competition. For example, the Company recently introduced business Web sites containing new and enhanced functionality for its business customers. The Company also may in the future offer services facilitating the purchase of goods by consumers from the Company's business customers. There can be no assurance that the Company will be able to offer any new services in a cost-effective or timely manner or that any such efforts would be successful. Furthermore, any new service launched by the Company that is not favorably received by consumers could damage the Company's reputation or its brand name. Expansion of the Company's services in this manner would also require significant additional expenses and development and may strain the Company's management, financial and operational resources. The Company's inability to generate revenues from such expanded services sufficient to offset their cost could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT GROWTH; RISKS ASSOCIATED WITH EXPANSION

  The Company's business has grown rapidly in recent periods. The growth of the Company's business and expansion of its business customer base have placed a significant strain on the Company's management and operations. The Company's expansion has resulted, and is expected in the future to result, in growth in the number of its employees; in the establishment of offices in disparate regions of the country and in increased responsibility for both existing and new management personnel and to put additional pressure on the Company's existing operational, financial and management information systems. The Company's success depends to a significant extent on the ability of its executive officers and other members of senior management, none of whom has any prior executive management experience in public companies, to operate effectively, both independently and as a group. To manage its growth, the Company must continue to implement and improve its operational, financial and management systems and hire and train additional qualified personnel, including sales and marketing staff. There can be no assurance that the Company will be able to manage its recent or any future expansions successfully, and any failure of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that the Company will be able to sustain the rate of expansion that it has experienced in the past. See "Management--Executive Officers and Directors."

DEPENDENCE UPON KEY PERSONNEL; NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its executive management team, including Charles Conn, the Company's co-founder and Chief Executive Officer, and Thomas Layton, the Company's President and Chief Operating Officer. The loss of the services of Mr. Conn or Mr. Layton or other members of the Company's management team could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success will also depend upon the continued service of the other members of its senior management team and its technical, marketing and sales personnel. The Company's employees, including its senior officers, may voluntarily terminate their employment with the Company at any time and competition for qualified employees is intense. The Company's success also depends upon its ability to attract and retain additional highly qualified management, technical and sales and marketing personnel. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out the Company's strategy is often lengthy. The loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON CONTINUED CONTENT DEVELOPMENT

  The Company's success depends in part upon its ability to deliver compelling interactive content such as arts and entertainment events, community activities, businesses and news information in order to attract consumers with demographic characteristics valuable to the Company's business customers. The markets for the Company's services are characterized by rapidly changing technology, emerging industry standards and consumer requirements that are subject to rapid change and frequent new service introductions. These characteristics are exacerbated by the emerging nature of the local interactive content and service market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. There can be no assurance that the Company will be successful in developing new content and services or enhancing its existing local city guide service on a timely basis, or that such content and services will effectively address consumer requirements and achieve market acceptance. If the Company, for technological or other reasons, is unable to develop and enhance its local interactive content and service in a manner compatible with emerging industry standards and that allows it to attract, retain and expand a consumer base possessing demographic characteristics attractive to business customers, the Company's business, financial condition and results of operations would be materially and adversely affected.

DEPENDENCE ON INCREASED USAGE AND STABILITY OF THE INTERNET AND THE WEB

  The usage of the Web for services such as those offered by the Company will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the Web, in the level of usage by individuals and in the number and quality of products and services designed for use on the Web. Because usage of the Web as a source for information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Web will continue to increase and whether any significant market for usage of the Web for such purposes will continue to develop and expand. There can be no assurance that Internet usage patterns will not decline as the novelty of the medium recedes or that the quality of products and services offered online will improve sufficiently to continue to support user interest. Failure of the Web to stimulate user interest and be accessible to a broad audience at moderate costs would jeopardize the markets for the Company's local city guide service.

  Moreover, issues regarding the stability of the Internet's infrastructure remain unresolved. The rapid rise in the number of Internet users and increased transmission of audio, video, graphical and other multimedia content over the Web has placed increasing strains on the Internet's communications and transmission infrastructures. Continuation of such trends could lead to significant deterioration in transmission speeds and reliability of the Web and could reduce the usage of the Web by businesses and individuals. In addition, to the extent that the Web continues to experience significant growth in the number of users and level of use without corresponding increases and improvements in the Internet infrastructure, there can be no assurance that the Internet will be able to support the demands placed upon it by such continued growth. Any failure of the Internet to support such increasing number of users due to inadequate infrastructure or otherwise would seriously limit the development of the Web as a viable source of local interactive content and services, which could materially and adversely affect the acceptance of the Company's services, which would, in turn, materially and adversely affect the Company's business, financial condition and results of operations.

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

  The Company's revenues and results of operations will be subject to fluctuations based upon the general economic conditions of the United States and other countries in which its local city guide service is offered. If there were to be a general economic downturn or a recession in the United States or any other country in which the Company's service is provided, the Company expects that business enterprises, including its customers and potential customers, will substantially and immediately reduce their advertising and marketing budgets. In the event of such an economic downturn, the Company's business, financial condition and results of operations could be materially and adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

  A key component of the Company's strategy is to continue to expand its local city guide service into international markets. The Company anticipates that it will expend significant financial and management resources to operate overseas and create localized user interfaces through the launch of additional partner-led markets. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining such operations, the Company's business, financial condition and results of operations will be materially and adversely affected. To date, the Company has limited experience in developing localized versions of its online sites and marketing and distributing its products and services internationally. There can be no assurance that the Company or its partners will be able to successfully market or sell its services in these international markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in conducting business on an international level, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, currency rate fluctuations, and potentially adverse tax consequences. There can be no assurance that one or more of the foregoing factors will not have a material adverse effect on the Company's current and future international operations and, consequently, on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT STOCKHOLDERS

  As of June 1, 1998, the directors, executive officers and stockholders owning 5% of the Company's Common Stock and their respective affiliates in the aggregate beneficially own approximately 61.1% of the outstanding Common Stock (on an as converted basis and including shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998). In addition, USA Networks, Inc., formerly HSN, Inc. ("USA Networks"), which beneficially owns approximately 11.8% of the outstanding Common Stock as of June 1, 1998 prior to this offering (in a fully diluted, as-converted basis), has a right to purchase that number of shares of this offering that will enable it to own up to 14.9% of the Company after the offering (on a fully diluted, as-converted basis), subject to certain limitations. Furthermore, USA Networks has the right to elect a member of Board of Directors until November 12, 2007, subject to certain limitaitons. Pursuant to a voting agreement, certain holders of the Company's Preferred Stock and Common Stock are required to vote all of the Company's voting securities owned by them to elect to the Board of Directors a designee of the holders of a majority of the shares of Series C Preferred Stock outstanding immediately prior to the closing of this offering. As of June 1, 1998, entities affiliated with Goldman, Sachs & Co. own approximately 79.6% of the outstanding Series C Preferred Stock. As a result, these stockholders will possess significant influence over the Company, giving them the ability, among other things, to elect a majority of the Company's Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company which could have a material adverse effect on the market price of the Company's Common Stock. See "Management--Board Composition" and "Certain Transactions."

CAPACITY CONSTRAINTS AND SYSTEM DISRUPTIONS

  The satisfactory performance, reliability and availability of the Company's city guides and its network infrastructure are critical to attracting Web users and maintaining relationships with business customers and consumers. System interruptions that result in the unavailability of the Company's sites or slower response times for consumers would reduce the number of business Web sites and advertisements purchased and reduce the attractiveness of the Company's local city guides to business customers and consumers. The Company has experienced system interruptions in the past and believes that such interruptions will continue to occur from time to time in the future. Additionally, any substantial increase in traffic on the Company's local city services will require the Company to expand and adapt its network infrastructure. The Company's inability to add additional software and hardware to accommodate increased traffic on its local city guides may cause unanticipated system disruptions and result in slower response times. In addition, the Company currently depends on a limited number of suppliers for certain key technologies used to roll out and manage the CitySearch service. There can be no assurance that the Company will be able to expand its network infrastructure on a timely basis to meet increased demand or that key technology suppliers will continue to provide the Company with products and services that meet the Company's requirements. Any increase in system interruptions or slower response times resulting from the foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond the Company's control. Substantially all of the Company's server equipment is currently located in California in areas that are susceptible to earthquakes. The Company's business interruption insurance may not be sufficient to compensate the Company for losses that may occur, and any losses or damages incurred by the Company could have a material adverse effect on its business, financial condition and results of operations. See "Business--Technology" and "-- Facilities."

LIABILITY FOR ONLINE CONTENT

  The Company may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on the Company's or its partners' online sites. Such claims have been brought, and sometimes successfully pressed, against online services. Although the Company carries general liability insurance, the Company's insurance may not cover claims of these types or may not be adequate to indemnify the Company for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on the Company's reputation and its business, financial condition and results of operations.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY; RISKS OF THIRD PARTY LICENSES

  The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with the Company's employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of certain of its key trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. In addition, the Company has licensed in the past, and expects that it may license in the future, certain content, including trademarks and copyrighted material, from third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company licenses the trademark "CitySearch" from a third party, and there can be no assurance that the Company will continue to license the trademark according to terms acceptable to the Company. The Company may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources which could result in a material adverse effect on the Company's business, financial condition and results of operations.

RISK ASSOCIATED WITH REGULATORY MATTERS

  The Company is subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

  Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject the Company to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies, products or technologies, although the Company has no present understandings, commitments or agreements with respect to any acquisition or investment. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's ongoing business, the diversion of resources from the Company's existing businesses, sites and technologies, the inability of management to maximize the financial and strategic position of the Company through the successful incorporation of the acquired technology into the Company's products and services, additional expense associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, and the Company's inability to overcome such risks could have a material adverse effect on its business, financial condition and results of operations.

SECURITY RISKS

  Although the Company has not in the past experienced attempts by programmers or "hackers" to penetrate the Company's network security, there can be no assurance that such actions will not occur in the future. If successful, such actions could have a material adverse effect on the Company's business, financial condition and results of operations. A party who is able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in the Company's Web site. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit the Company's liability in such areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of the Company's agreements, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH DOMAIN NAMES

  The Company currently holds various Web domain names relating to its brand, including the "citysearch.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, there can be no assurance that the Company will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. The Company, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 RISK

  Many older computer systems and software products currently in use are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although the Company licenses to its partners software products that are designed to be Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary date changes. In addition, although the Company licenses software from third parties that it believes are Year 2000 compliant, there can be no assurance that such software will be compliant. Any Year 2000 compliance problems could result in a material adverse affect on the Company's business, financial condition and results of operations.

LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock to be sold by the Company has been established by negotiations among the Company and the Representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the offering. See "Underwriting" for factors to be considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, and other events or factors. For example, a shortfall in revenues or net income, or an increase in losses from levels expected by securities analysts, could have an immediate and significant adverse effect on the market price of the Company's Common Stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many high technology companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

ANTITAKEOVER EFFECT OF CERTAIN CHARTER AND CONTRACTUAL PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws which will become effective upon the closing of this offering will have the effect of delaying, deferring or preventing a change of control of the Company. These provisions will provide, among other things, that the Board of Directors is divided into three classes to serve staggered three-year terms, that stockholders may not take actions by written consent, that certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may be amended only by the affirmative vote of 66 2/3% of the Common Stock and that the stockholders may not call special meetings. After completion of this offering, the Company will be authorized to issue up to 2,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock, which could have an adverse impact on the market price of the Common Stock. In addition, the Company will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Such provisions may have the effect of preventing changes in the management of the Company. The Sixth Amended and Restated Stockholders' Agreement by and among the Company and certain stockholders of the Company dated May 26, 1998 (the "Stockholders' Agreement') provides that the Company may not (i) adopt a rights agreement (or other similar device) with an ownership threshold that would limit USA Networks' ability to own or purchase securities of the Company or (ii) amend its bylaws, certificate of incorporation or fail to take an action under Section 203 of the DGCL, in each case which would limit USA Networks' ability to own or purchase securities of the Company. See "Certain Transactions," "Description of Capital--Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws" and "-- Effect of Delaware Antitakeover Statute."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after this offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. Upon completion of the
offering, the Company will have    shares of Common Stock outstanding,
assuming no exercise of currently outstanding options. Of these shares, the shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder ("Affiliates"). The remaining 25,118,827 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 of the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (i) approximately 1,239,279 Restricted Shares will be eligible for immediate sale on the effective date of this Offering; (ii) approximately 676,578 Restricted Shares will be eligible for sale 90 days after the date;
(iii) approximately 19,505,560 Restricted Shares will be eligible for sale 180 days upon expiration of pre-existing contractual lock-up agreements and lock-up agreements with the Underwriters and upon expiration of their respective holding periods under Rule 144; and (iv) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144. In addition, 1,601,285 shares will be issuable upon exercise of vested stock options 180 days after the effective date of this offering upon the expiration pre-existing contractual lock-up agreements. NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the lock-up agreement with the Underwriters.

  Upon the effective date of this offering, the holders of 13,128,789 shares of Common Stock have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders and holders of an additional 10,756,878 shares of Common Stock pursuant to the exercise of their piggyback registration rights, such sales may have a material adverse affect on the Company's ability to raise new capital. In addition, the Company expects to file a registration statement on Form S-8 registering a total of approximately 4,368,340 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Company's 1996 Stock Plan, 1998 Directors Option Plan and 1998 Employee Stock Purchase Plan. The Form S-8 registration statement is expected to be filed and to become effective 180 days following the effective date of this offering. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 value limitations applicable to Affiliates, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

NO SPECIFIC USE OF PROCEEDS

  The Company has not designated any specific use for the net proceeds from the sale by the Company of the Common Stock offered hereby. The Company intends to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures relating to the CitySearch site (such as enhancements to the Company's server and networking infrastructure) and expansion of its sales and marketing capabilities. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

DILUTION

  The initial public offering price is substantially higher than the book value per share of the outstanding Common Stock. At an assumed initial public
offering price of $   per share, investors purchasing shares of Common Stock
in the offering will incur immediate, substantial dilution in the amount of
$   per share. In addition, investors purchasing shares of Common Stock in this offering will incur additional dilution to the extent outstanding options and warrants are exercised. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of     shares of Common Stock
offered hereby are estimated to be     million (    million if the over-
allotment option is exercised in full) at an assumed initial public offering
price of $   per share and after reducing the underwriting discount and estimated offering expenses. The Company intends to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures relating to the CitySearch site (such as enhancements to the Company's server and networking infrastructure) and expansion of its sales and marketing capabilities. A portion of the proceeds also may be used to acquire or invest in complementary businesses, technologies or service offerings. In the ordinary course of business, the Company evaluates potential acquisitions of such businesses, technologies or service offerings. However, the Company has no present understandings, commitments or agreements with respect to any such acquisition, and the Company is not currently engaged in any negotiations with respect to any such transaction. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock to date. The Company currently anticipates that it will retain any future earnings for use in its business and does not anticipate paying any cash dividends for the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, and (ii) the on an as adjusted basis to reflect the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this offering at the receipt of the net
proceeds from the sale of the     shares of Common Stock offered hereby at an
assumed initial public offering price of $ per share and after deducting the underwriting discount and estimated offering expenses.

                                                             MARCH 31, 1998
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term obligations, less current portion(1)............ $ 2,758     $
Redeemable Convertible Preferred Stock (2)................  70,882
Stockholders' (deficit) equity (3):
 Preferred Stock, $0.01 par value: 2,241,173 shares
  authorized, actual; 2,000,000 shares authorized, as
  adjusted; 2,016,521 shares issued and outstanding,
  actual; no shares issued and outstanding, as adjusted...   2,610
 Common stock, $0.01 par value; 75,000,000 shares
  authorized, actual; 9,973,517 shares issued and
  outstanding, actual;         shares issued and
  outstanding, as adjusted................................     870
Deferred stock compensation...............................   (567)
Accumulated deficit....................................... (58,708)
                                                           -------     ----
Total stockholders' equity (deficit)...................... (55,795)
                                                           -------     ----
 Total capitalization..................................... $17,845     $
                                                           =======     ====

--------
(1) See Notes 2 and 5 of Notes to Consolidated Financial Statements.
(2) See Note 6 of Notes to Consolidated Financial Statements.
(3) Based on shares outstanding as of March 31, 1998. Does not include (i) 2,287,101 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1998 at a weighted average price of $1.01 per share under the Company's 1996 Stock Option Plan, (ii) 479,739 shares of Common Stock available for future grant or issuance under the Company's 1996 Stock Option Plan and (iii) 93,305 shares of Common Stock issuable upon exercise of an outstanding warrant at an exercise price of $8.84 per share held by NationsBanc Montgomery Securities LLC. See "Management-- Employee Benefit Plans," "Underwriting," and Note 7 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998 was $15.1 million, or $1.60 per share of Common Stock, assuming the conversion of all outstanding shares of Preferred Stock into shares of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the application of the estimated net proceeds from the sale by the Company of
the   shares of Common Stock offered hereby (based upon an assumed initial
public offering price of $   per share and after deducting the underwriting
discount and estimated offering expenses), the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $
million, or $   per share. This represents an immediate increase in pro forma
net tangible book value of $   per share to existing stockholders and an
immediate dilution of $   per share to new investors purchasing shares at the
initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price...............................       $
  Pro forma net tangible book value as of March 31, 1998............ $1.60
  Increase in pro forma net tangible book value attributable to new investors........................................................
                                                                     -----
Pro forma net tangible book value after offering....................
                                                                           ----
Dilution to new investors...........................................       $
                                                                           ====

  The following table summarizes on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this offering, based upon an assumed initial public offering price of $ per share (before deducting the underwriting discount and estimated offering expenses):

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders(1)....... 24,129,228         $76,349,245           $3.16
New Investors(1)...............
                                ----------   ---   -----------   ---
  Total........................
                                ==========   ===   ===========   ===

--------
(1) If the Underwriters' over-allotment is exercised in full the number of
    shares held by new investors will be increased to   , or   % of the total
    shares of Common Stock to be outstanding after this offering.

  The foregoing computations assume no exercise of any outstanding stock options or warrants. As of March 31, 1998, there were options outstanding to purchase a total of 2,287,101 shares of Common Stock at a weighted average exercise price of $1.10 per share and warrants outstanding to purchase a total of 93,305 shares of Common Stock at an exercise price of $8.84 per share. In addition, as of March 31, 1998, 479,739 shares of Common Stock were reserved for future issuance under the Company's 1996 Stock Option Plan. To the extent that any shares available for issuance upon exercise of outstanding stock options or warrants or reserved for future issuance under the Company's 1996 Stock Option Plan, 1998 Directors Option Plan or 1998 Employee Stock Purchase Plan issued, there will be future dilution to new investors. See "Management-- Employee Benefit Plans," "Underwriting" and Note 7 to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for the period from September 20, 1995 (date of formation) through December 31, 1995 and for, and as of the end of, each of the years in the two-year period ended December 31, 1997, are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by Ernst & Young LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 1995 is derived from audited consolidated financial statements of the Company that are not included herein. The consolidated statements of operations data for the three-month periods ended March 31, 1997 and 1998 and the consolidated balance sheet data at March 31, 1998 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustment, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year or future periods. The selected consolidated financial data set forth is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                            PERIOD FROM
                           SEPTEMBER 20,
                           1995 (DATE OF    YEAR ENDED        THREE MONTHS
                           FORMATION) TO   DECEMBER 31,      ENDED MARCH 31,
                           DECEMBER 31,  ------------------  ----------------
                               1995        1996      1997     1997     1998
                           ------------- --------  --------  -------  -------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Subscription and
  services................    $   --     $    203  $  4,913  $   470  $ 2,563
 Licensing and royalty....        --           --     1,271       --      528
                              ------     --------  --------  -------  -------
   Total revenues.........        --          203     6,184      470    3,091
Costs and expenses:
 Cost of revenues.........        --        2,908    10,846    2,040    3,450
 Sales and marketing......        57        6,369    19,014    4,519    4,568
 Research and development.       152        2,563     7,182    1,713    1,655
 General and
  administrative..........       104        2,475     5,883    1,363    1,568
                              ------     --------  --------  -------  -------
   Total costs and ex-
    penses................       313       14,315    42,925    9,635   11,241
                              ------     --------  --------  -------  -------
Loss from operations......      (313)     (14,112)  (36,741)  (9,165)  (8,150)
Interest income, net......         5          217       223       84      173
                              ------     --------  --------  -------  -------
Loss before provision for
 income taxes.............      (308)     (13,895)  (36,518)  (9,081)  (7,977)
Provision for income
 taxes....................        --           (2)       (8)      --       --
                              ------     --------  --------  -------  -------
Net loss..................    $ (308)    $(13,897) $(36,526) $(9,081) $(7,977)
                              ======     ========  ========  =======  =======
Historical basic and
 diluted net loss per
 share....................    $(0.04)    $  (1.58) $  (3.86) $ (0.97) $ (0.82)
                              ======     ========  ========  =======  =======
Pro forma basic and
 diluted net loss per
 share....................    $(0.04)    $  (1.10) $  (1.96) $ (0.54) $ (0.33)
                              ======     ========  ========  =======  =======
Shares used to compute
 basic and diluted
 historical net loss per
 share....................     7,894        8,785     9,451    9,407    9,777
                              ======     ========  ========  =======  =======
Shares used to compute
 basic and diluted pro
 forma net loss per share.     8,460       12,647    18,666   16,889   23,932
                              ======     ========  ========  =======  =======

                                                  MARCH 31,
                              DECEMBER 31,          1998
                         -----------------------  ---------
                          1995   1996     1997
                         ------ -------  -------
                                  (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash equiva-
 lents.................. $1,413 $ 7,527  $25,227   $16,455
Working capital.........  1,323   4,257   19,375    11,658
Total assets............  1,490  13,370   31,655    23,724
Long-term obligations,
 less current portion...     --   1,451    2,420     2,758
Redeemable Convertible
 Preferred Stock........     --  20,309   70,882    70,882
Stockholders's equity
 (deficit)..............  8,366 (11,943) (47,911)  (55,795)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  CitySearch produces and delivers comprehensive local city guides on the World Wide Web (the "Web"), providing up-to-date information regarding arts and entertainment events, community activities, recreation, businesses, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide primarily consists of original content developed and designed specifically for the Web by the Company and its partners. The Company designs and produces custom-built Web sites and related services for local and regional businesses, aggregates them in a local city guide environment and provides business customers the ability to regularly update and expand their sites. From the Company's founding and incorporation in September 1995 through May 1996, the Company's operating activities consisted primarily of recruiting employees, performing product and technology development, raising capital, engaging in marketing activities, and negotiating strategic partnerships. The Company launched its first city guide in Chapel Hill, North Carolina in May 1996. The Company first commenced selling business Web sites to local businesses in February 1996 and recognized its initial revenues in June 1996.

  CitySearch has two primary means of providing its local city guides. In its "owned and operated" markets, the Company systematically produces the majority of its own content, hires and rapidly deploys a direct sales force to sell custom-built Web sites as well as related services to local and regional businesses and launches a presence in approximately six months. In other markets, the Company partners with a local media company that contracts with CitySearch to assist in developing, designing and launching a city guide. These partners license CitySearch's systems and provide royalty payments to the Company for revenues derived from operations. While the Company's initial site launches were all on an "owned and operated" basis, the Company is increasingly launching city guides in conjunction with local newspaper companies in its partner-led markets. These major media partners bring capital, brand recognition, promotional strength and local knowledge to their CitySearch sites and allow the Company to build out its national and international network of sites faster than it could solely through owned and operated sites. The Company's current owned and operated sites include Austin, Nashville, New York City, Portland, Raleigh-Durham-Chapel Hill, Salt Lake City/Utah and the San Francisco Bay Area, and current partner-led markets include Los Angeles, Washington D.C., Melbourne, Sydney and Toronto. Additional partner-led markets where roll-out teams have been deployed include Baltimore, Copenhagen, Dallas, and Stockholm.

  In its owned and operated markets, the Company derives its revenues primarily from subscription fees resulting from creating local business Web sites, and to a lesser extent, from banner advertising derived from national and regional advertisers, as well as barter agreements with television, radio and media alliances. With barter agreements, the Company receives television and radio advertising in exchange for Web site design, hosting and maintenance. The Company recognizes revenue from sales of local business Web sites on a monthly basis over the term of the contract as services are rendered. Business customers typically enter into 12 month agreements that automatically convert to month to month contracts upon expiration. The Company's business customers in its owned and operated markets increased from approximately 1,800 as of January 31, 1997 to approximately 9,300 online as of March 31, 1998. The average monthly revenue in these markets for new business customers signed up in January 1997 was approximately $50, in December 1997 was approximately $100 and in March 1998 was approximately $125. Banner revenue is recognized as earned. Barter revenue is recognized monthly over the term of each contract. For each barter agreement, revenue and expense are equal, and are recognized at a rate based on the estimated cost of the specific services provided by the Company.

  In partner-led markets, the Company derives revenues from licensing its business and technology systems, from royalties on partner-led Web site subscriptions, banners, sponsorships and other ancillary offerings, and from providing consulting and technology customization services, and from hosting and back office services, including site production, customer service and billing. Royalty, consulting and technology customization revenues have not been significant to date, but are expected to increase as a percentage of revenues as partner-led markets mature and as more partner-led market sites are launched. Licensing revenue under license agreements entered into prior to December 31, 1997 is recognized upon the completion and installation of the Company's business and technology systems and training of partner personnel in each partner-led market. Beginning with contracts signed in 1998 pursuant to SOP 97-2, the Company is recognizing revenues from the sale of licenses for use of the Company's business and technology systems over the term of the license agreement or the period over which the relevant services are delivered. See Note 1 of Notes to Consolidated Financial Statements. Royalty revenue is recognized as earned and is typically a percentage of partner-led Web site subscriptions, banners, sponsorships and other ancillary offerings. In the second quarter of 1998, the Company began to derive revenue from providing back office services, including business Web site design, hosting, customer service and billing, to certain of its partners.

  The Company has recorded deferred stock compensation of $255,000 for the year ended December 31, 1997 and $352,000 for the three months ended March 31, 1998 as a result of stock options granted during 1997 and the first three months of 1998. Amortization of deferred stock compensation of $10,000 was recognized in 1997, and $30,000 was recognized in the three months ended March 31, 1998. Amortization of deferred stock compensation is allocated to costs of revenues and to all operating expense lines identified on the statement of operations. Deferred stock compensation is amortized over the vesting period of the options, generally four years. As a result, amortization of deferred stock compensation will adversely impact the Company's operating results for the next four years.

  The Company incurred net losses of $308,000, $13.9 million and $36.5 million for the period from September 20, 1995 (date of formation) to December 31, 1995, and the years ended December 31, 1996 and 1997, respectively, and $8.0 million for the three months ended March 31, 1998. At March 31, 1998, the Company had an accumulated deficit of $58.7 million. The net losses and accumulated deficit resulted from the Company's lack of substantial revenues and the significant operation, infrastructure and other costs incurred in the development and initial roll-outs of the Company's services. Given its limited operating history, the Company believes that an analysis of its cost and expense categories as a percentage of revenue is not meaningful. As a result of its aggressive expansion plans, the Company expects to incur significant additional losses from operations for the foreseeable future. Although the Company has experienced revenue growth in recent periods, there can be no assurance that such growth rates are sustainable and, therefore, they should not be considered indicative of future operating results. There can be no assurance that the Company will ever achieve significant revenues or profitability or, if significant revenues and profitability are achieved, that they could be sustained.

RESULTS OF OPERATIONS

  Revenues. The Company's revenues increased from $470,000 for the three months ended March 31, 1997 to $3.1 million for the three months ended March 31, 1998, and increased from $203,000 for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997. The Company did not recognize any revenue from September 20, 1995 (date of formation) to December 31, 1995 (the "Inception Period"). The Company has two revenue sources: (i) subscription and services revenue and (ii) licensing and royalty revenue. Subscription and services revenue was $470,000 and $2.6 million for the three months ended March 31, 1997 and 1998, respectively, and was $203,000 and $4.9 million for the years ended December 31, 1996 and 1997 respectively. Subscription and services revenue increased in each period primarily as the result of increases in business Web site subscription revenue due to increases in the number of city guides launched, an increased number of business Web sites in each city guide market, and an increase in the average sales price for business Web sites. The increases in subscription and services revenue also resulted from increases in consulting revenue, barter revenue, and banner revenue. Licensing and royalty revenue was $0 and $528,000 for the three months ended March 31, 1997 and 1998, respectively, and was $0 and $1.3 million for the years ended December 31, 1996 and 1997, respectively.

  Cost of Revenues. Cost of revenues consists primarily of the expenses associated with the design, layout, photography, customer service and editorial resources used in the production and maintenance of business Web sites and editorial content, network infrastructure maintenance and the provision of consulting services in partner-led markets. Cost of revenues is expensed as incurred. The Company had no cost of revenues for the Inception Period. Cost of revenues were $2.0 million and $3.5 million for the three months ended March 31, 1997 and 1998, respectively, and were $2.9 million and $10.8 million for the years ended years December 31, 1996 and 1997, respectively. The increases were due primarily to increased personnel and freelance labor required to produce and maintain the increased number of business Web sites and amount of editorial content.

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of the costs related to compensation of sales and marketing personnel, advertising, public relations, travel, sales force training and marketing literature. Sales and marketing expenses were $4.5 million and $4.6 million for the three months ended March 31, 1997 and 1998, respectively, and were $57,000, $6.4 million and $19.0 million for the Inception Period and for the years ended December 31, 1996 and 1997, respectively. These increases were due primarily to increased headcount and, to a lesser extent, increases in marketing and advertising programs. The rate of growth of sales and marketing expenses slowed as the Company has reduced its advertising expenses due to the increased number of barter media alliances. The Company expects that sales and marketing expenses will continue to increase in absolute dollars as the Company expands its direct sales force, hires additional marketing personnel and increases expenditures for marketing and promotional activities.

  Research and Development Expenses. Research and development expenses include the costs to develop, test and upgrade the CitySearch online service and the enterprise management systems. These costs consist primarily of salaries for product development personnel, contract labor expense, consulting fees, software licenses, hardware costs and recruiting fees. Research and development expenses were $1.7 million and $1.7 million for the three months ended March 31, 1997 and 1998, respectively, and were $152,000, $2.6 million and $7.2 million for the Inception Period and for the years ended December 31, 1996 and 1997, respectively. The increases in research and development expenses were primarily attributable to increased staffing levels required to design, test, deploy and support expanded city guide functionality and back-office systems. The Company believes that timely deployment of new and enhanced products and technology are critical to attaining its strategic objectives and to remain competitive. Accordingly, the Company intends to continue recruiting and hiring experienced research and development personnel and make other investments in research and development. As such, the Company expects that research and development expenditures will increase in absolute dollars in future periods. The Company has expensed research and development costs as incurred.

  General and Administrative Expenses. General and administrative expenses consist primarily of administrative and executive personnel costs, fees for professional services and the costs of in-house infrastructure to support the operations of the Company. General and administrative expenses were $1.4 million and $1.6 million for the three months ended March 31, 1997 and 1998, respectively, and were $104,000, $2.5 million and $5.9 million for the Inception Period and for the years ended December 31, 1996 and 1997, respectively. These increases were due primarily to increased staffing levels to manage and support the Company's expanding operations. The Company anticipates hiring additional personnel and incurring additional costs related to being a publicly held entity, including directors' and officers' liability insurance, investor relations programs and professional service fees. Accordingly, the Company anticipates that general and administrative expenses will continue to increase in absolute dollars.

  Interest Income, Net. Net interest income consists primarily of interest earned on the Company's cash, cash equivalents and short term investments, less interest expense on capital lease obligations. The Company had net interest income of $84,000 and $173,000 for the three months ended March 31, 1997 and 1998, respectively, and $5,000, $217,000 and $223,000 for the
Inception Period and for the years ended December 31, 1996 and 1997, respectively. The Company invests its cash balances in short-term investment grade, interest-bearing securities.

INCOME TAXES

  The provision for income, franchise and capital taxes of $800, $1,600 and $8,330 for the Inception Period and for the years ended December 31, 1996 and December 31, 1997, respectively is based solely on minimum state tax requirements. The Company's effective tax rate differs from the statutory federal income tax rate, primarily as a result of operating losses not benefited. Due to the uncertainty surrounding the timing or realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. At December 31, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $47.5 million. The federal carryforwards expire principally in the period from 2010 to 2012, and the state carryforwards expire principally in 2003. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. The Company's ability to utilize net operating loss carryforwards may be limited as a result of an "ownership change" as defined in the Internal Revenue Code. See Note 4 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain consolidated statement of operations data for the Company's five most recent quarters. This information has been derived from the Company's unaudited, consolidated financial statements. In management's opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation for the quarters presented. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                               THREE MONTHS ENDED
                                 -------------------------------------------------
                                 MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31,
                                   1997      1997      1997      1997      1998
                                 --------- --------  --------- --------  ---------
                                                 (IN THOUSANDS)
Revenues:
 Subscription and services......  $   470  $ 1,038    $ 1,478  $ 1,927    $ 2,563
 Licensing and royalty..........       --       --        677      594        528
                                  -------  -------    -------  -------    -------
   Total revenues...............      470    1,038      2,155    2,521      3,091
Costs and expenses:
 Costs of revenues..............    2,040    2,416      3,156    3,234      3,450
 Sales and marketing............    4,519    4,691      4,506    5,298      4,568
 Research and development.......    1,713    1,506      1,730    2,233      1,655
 General and administrative.....    1,363    1,381      1,519    1,620      1,568
                                  -------  -------    -------  -------    -------
   Total costs and expenses.....    9,635    9,994     10,911   12,385     11,241
                                  -------  -------    -------  -------    -------
Loss from operations............   (9,165)  (8,956)    (8,756)  (9,864)    (8,150)
Interest income, net............       84       19         --      120        173
                                  -------  -------    -------  -------    -------
Provision for income tax........       --       --         --       (8)        --
                                  -------  -------    -------  -------    -------
Net loss........................  $(9,081) $(8,937)   $(8,756) $(9,752)   $(7,977)
                                  =======  =======    =======  =======    =======

  The Company's operating results have varied on a quarterly basis during its short operating history and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include, but are not limited to, the ability of its partners to meet roll-out schedules for the Company's city guide service, the timing and amount of license and royalty payments from the Company's partners, the Company's ability to retain existing business customers, attract new business customers at a steady rate and maintain customer satisfaction, the timing and volume of new business Web site orders and the Company's capacity to meet such orders, the Company's ability to maintain or increase current rates of sales productivity, the announcement or introduction of new or enhanced sites and services by the Company or its competitors, the amount of traffic on the Company's online sites, the amount of expenditures for online advertising by businesses, the level of use of online services and consumer acceptance of the Internet for services such as those offered by the Company, the Company's ability to upgrade and develop its systems and attract personnel in a timely and effective manner, the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business and infrastructure, technical difficulties, system downtime or Internet brownouts, political or economic events affecting the cities in which the Company operates and general economic conditions. Unfavorable changes in any of the above factors could adversely affect the Company's revenues, gross margins and results of operations in future periods. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. Finally, as a result of the foregoing factors, the Company's annual or quarterly results of operations may be below the expectations of public market analysts or investors, in which case the market price of the Common Stock could be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has primarily financed its operations through both the private placement of equity securities, raising $81.0 million and capital equipment leases. At March 31, 1998, the Company had approximately $16.5 million in cash, cash equivalents and short-term investments. The Company has had significant negative cash flows from operating activities in each fiscal and quarterly period to date. Net cash used in operating activities was $8.1 million and $8.5 million for the three months ended March 31, 1997 and 1998, respectively, and $213,000, $10.5 million and $30.1 million for the Inception Period and for the years ended December 31, 1996 and 1997, respectively. Cash used in operating activities from Inception through March 31, 1998 consisted primarily of net operating losses and increases in accounts receivable, which were partially offset by increases in deferred revenues, accrued expenses and accounts payable.

  Net cash used in investing activities was $681,000 and $49,000 for the three months ended March 31, 1997 and 1998, respectively, and was approximately $82,000, $3.5 million and $2.0 million for the Inception Period and for the years ended December 31, 1996 and 1997, respectively. Net cash used in investing activities in these periods consisted primarily of capital expenditures for computer equipment, purchased software, office equipment, and leasehold improvements. As of December 31, 1997 and March 31, 1998, the Company also had commitments under non-cancelable operating leases of $5.3 million and $5.3 million. Net cash provided by (used in) financing activities was $10.0 million and $(226,000) for the three months ended March 31, 1997 and 1998, respectively and was $1.7 million, $20.2 million and $49.7 million for the Inception Period and the years ended December 31, 1996 and 1997, respectively, attributable to the private sale of Preferred Stock.

  The Company believes that net proceeds from this offering, together with existing cash, cash equivalents and short-term investments, will be sufficient to meet its working capital and capital expenditures requirements for at least the next 12 months. Thereafter, the Company may be required to raise additional funds. No assurance can be given that the Company will not be required to raise additional financing prior to such time. If additional funds are raised through the issuance of equity securities, stockholders of the Company may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that if available, such financing will include terms favorable to the Company or its stockholders. If such financing is not available when required or is not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding."

RECENT ACCOUNTING PRONOUNCEMENT

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which supersedes SOP No. 91-1. The Company adopted SOP No. 97-2 prospectively for software transactions entered into beginning January 1, 1998. SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. Beginning with contracts signed in 1998 pursuant to SOP 97-2, the Company is recognizing revenues from the sale of licenses for use of the Company's business and technology systems over the term of the license agreement or the period over which the relevant services are delivered. See
Note 1 of Notes to Consolidated Financial Statements.

                                   BUSINESS

  The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OVERVIEW

  CitySearch produces and delivers comprehensive local city guides on the World Wide Web (the "Web"), providing up-to-date information regarding arts and entertainment events, community activities, recreation, businesses, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide primarily consists of original content developed and designed specifically for the Web by the Company and its partners. The Company designs and produces custom-built Web sites and related services for local and regional businesses, aggregates the sites in a local city guide environment and provides business customers the ability to regularly update and expand their sites. This service offers local and regional businesses the opportunity to reach and interact with targeted consumers. The Company builds its city sites with the involvement of local government, community and volunteer associations, business and professional groups, educational institutions and local media companies. In addition, content generated by consumers through e-mail and bulletin boards, available in most sites, enhances the sense of community in CitySearch sites.

  CitySearch and its partners create comprehensive locally-focused content within a database that enables targeted, sophisticated searches across all content residing on a CitySearch site. In contrast, many search engines and navigational guides access pre-existing content from third-party Web sites that may be incomplete or out of date. In its owned and operated markets, CitySearch offers a broad array of updated, local content that is relevant to consumers. In other markets, CitySearch provides local media companies with the necessary technology and business expertise to effectively design, launch and operate a co-branded CitySearch site. The Company's city guides have received numerous awards and recognition for design, functionality and content, including PC Magazine's Editor's Choice, USA Today/Intelliquest's survey leader, the 1998 Webby award for best travel site, recognition by The New York Times as the best overall online guide to New York City, How Magazine's Design Award and Net Guide's Platinum "Best of the Web" Award.

  CitySearch launched its initial site in the Raleigh-Durham-Chapel Hill metropolitan area in May 1996. The Company and its partners have since launched additional local content guides in Austin, Los Angeles, Nashville, New York City, Portland, Salt Lake City/Utah, the San Francisco Bay Area and Washington, D.C. in the U.S., and in Melbourne, Sydney and Toronto internationally. The Company plans to expand its service to additional national and international markets by the end of 1998 both by leveraging the standardized roll-out model it has developed through previous city launches and by partnering with major media companies in certain cities. The Company has, for instance, partnered with The Baltimore Sun, The Dallas Morning News, the Los Angeles Times, The Washington Post, The Melbourne Age, Schibsted ASA/Scandinavia Online, The Sydney Morning Herald and the Toronto Star. These major media partners bring capital, brand recognition, promotional strength and local knowledge to their CitySearch sites and allow the Company to build out its national and international network of sites faster than it could solely through owned and operated sites.

INDUSTRY BACKGROUND

  The Internet and the World Wide Web

  The Internet is an increasingly significant global interactive medium for communications, content and commerce. International Data Corporation ("IDC") estimates that the number of Web users worldwide will increase from 69 million at the end of 1997 to 320 million by the year 2002. According to The Media Audit, in certain of the markets where CitySearch has offerings, including Austin, San Francisco and Washington, D.C., more than four in ten adults are online. Growth in Internet usage has been fueled by a number of factors, including the large and growing installed base of personal computers in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers. As Internet accessibility, usage and functionality continue to grow, the Internet is increasingly being used as a medium for direct communication among users (e.g., via e-mail and bulletin boards) as well as a rapidly growing sales and marketing channel.

  The Demand for Local, Community-Oriented Information over the Internet

  The Company believes that as users spend more time on the Web, they are increasingly seeking local information relevant to their daily lives. The Company believes that consumers spend a large majority of their time and money in their local communities and that, as a result, Web users are increasingly seeking targeted, relevant information concerning local events, places of interest, shopping and other information that is pertinent to their local activities. According to a survey conducted by Find/SVP, over half of U.S. Internet users accessed some type of online local news and information during the first three months of 1997. Additionally, businesses are seeking cost-effective means to target advertising and direct marketing efforts based on demographic characteristics, specific interests and geographic location. McCann-Erickson estimates that businesses spent approximately $77 billion in 1997 on traditional, indirect advertising efforts in local markets. With the Internet, businesses can directly interact with consumers, receive immediate feedback on their marketing efforts, and refine advertising campaigns on a real-time basis. The Company believes that the Web is becoming a more effective and efficient means for businesses to reach consumers.

  Consumers have limited Web resources available to provide focused and relevant local information. Similarly, many local businesses lack Web resources enabling them to effectively advertise to targeted local consumers. As the Internet has evolved, Web users have used sites devoted to local areas within navigational guides such as search engines and directories, and Web sites provided by newspapers and other traditional media sources. Local content within large navigational guides is often comprised of hypertext links to multiple, disparate Web sites that often provide the user with inconsistent and confusing user interfaces, outdated information and no common database to enable useful information searches. While Web sites for traditional media, including newspapers and television stations, effectively provide Web users with updated news coverage, they often lack the internal resources to structure easy-to-use, interactive guides for Web users, resulting in Web sites with limited functionality. In addition, the Company believes these sites frequently do not provide businesses with useful geographic and topical context for a business' Web presence. Finally, many traditional media organizations do not have experience in fielding, training and managing a sales and production force skilled at selling Web sites to local businesses, producing high quality Web-based advertising or providing necessary customer support.

  The Company believes there is a growing demand for online city guides that provide frequently updated local information organized in an intuitive manner and targeted at metropolitan consumers. The Company believes that consumers are seeking a guide that provides extensive information on local events, business listings and community activities, offers a user-friendly interface to facilitate rapid information access and allows users to search within a city-specific site. The Company also believes that as Internet users are increasingly seeking such information, traditional media sources are also seeking to partner with companies that are able to provide the appropriate technology and business processes to develop an online presence. Similarly, businesses are seeking content and technology solutions that not only offer Web users a rich and focused local guide so as to provide a highly effective context for the marketing of their goods and services, but also provide small and medium sized businesses a low cost, high quality Web presence. Indicative of this opportunity, Jupiter Communications estimates that the amount of local businesses advertising online will grow from 9% of total online advertising revenues in 1996 to 37% in 1998 and 54% of the $7.7 billion in online advertising in 2002. For local businesses seeking a means of establishing a Web presence, the current alternatives include either building their own Web site or placing an advertisement with an electronic yellow pages site. Most Web custom sites are expensive to develop and maintain, and may not attract high levels of Web site traffic without significant promotion. Placing an advertisement with an electronic yellow pages typically does not provide an appropriate context for a local business' site and no assistance on how to effectively reach consumers. As a result, the Company believes a significant opportunity exists for a local city guide that meets consumers' demands for local information and businesses' objectives for targeting, interacting and selling to these local consumers.

THE CITYSEARCH SOLUTION

  CitySearch produces and delivers comprehensive local city guides on the Web, providing up-to-date information regarding arts and entertainment events, community activities, recreation, businesses, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide primarily consists of original content developed and designed specifically for the Web by the Company and its partners. The Company designs and produces custom-built Web sites and related services for local and regional businesses, aggregates them in a local city guide environment and provides business customers the ability to regularly update and expand their sites. The CitySearch sites offer local and regional businesses the opportunity to reach and interact with targeted consumers.

  CitySearch typically targets medium to large sized cities with a combination of high personal computer penetration, high Internet use, strong population growth, significant high technology employment, a large university population and a government presence. CitySearch has two primary means of providing its local city guides. In its "owned and operated" markets, the Company systematically produces the majority of its own content, hires and rapidly deploys a direct sales force to sell custom-built Web sites as well as related services to local businesses and launches a presence in approximately six months. In other markets, the Company partners with a local media company that contracts with CitySearch to assist in developing, designing, launching and hosting a city guide. These partners license CitySearch's systems and provide royalty payments to the Company for revenues derived from operations. As of June 1, 1998, the Company provided local guides in 12 cities, seven of which are owned and operated and five of which are operated by its local newspaper partners ("partner-led markets"). The Company and its partners are in the process of rolling out their services in four additional partner-led markets in the U.S. and internationally including Baltimore, Copenhagen, Dallas and Stockholm. Key elements of the Company's solution include the following:

  Leading and Experienced Local Online Service. The Company is a leader in providing online local guides. CitySearch has launched or initiated a roll-out of Web-based local city guides with an easy-to-use interface in major national and international markets, including Austin, Baltimore, Dallas, Los Angeles, Nashville, New York City, Portland, Raleigh-Durham-Chapel Hill, Salt Lake City/Utah, the San Francisco Bay Area, Washington, D.C., Copenhagen, Melbourne, Stockholm, Sydney and Toronto. The Company believes the success of its approach is evidenced by the over 9,300 local and regional business Web sites that were online as of March 31, 1998 in its owned and operated markets.

  Differentiated Service Offering. The Company believes its local city guides differ substantially from competitive offerings. CitySearch develops and regularly updates its own content, both internally and in conjunction with local media partners, and offers consumers the opportunity to perform sophisticated searches since all Web content resides in the CitySearch site database. Unlike navigational guides that typically access content from third-party Web sites that may be incomplete or out of date, CitySearch sites encompass a broad array of updated, community-specific content that is easily accessed through CitySearch's common interface. The Company's city guides have received numerous awards and recognition for design, functionality and content including PC Magazine's Editor's Choice, USA Today/Intelliquest's survey leader, the 1998 Webby award for best travel site, recognition by the New York Times' as best overall online guide to New York City, How Magazine's Design Award and Net Guide's Platinum "Best of the Web" award.

  Strategic Partnerships. The Company is engaged in a number of strategic partnerships with media, content and other companies in order to build the CitySearch brand name and network of city guides. The Company has established or signed agreements to develop city guides in partnership with The Baltimore Sun, The Dallas

Morning News, Digital Ink Company, a subsidiary of The Washington Post Company, the Los Angeles Times, The Melbourne Age, Schibsted ASA/Scandinavia Online, The Sydney Morning Herald and the Toronto Star. Several of the Company's strategic relationships involve equity investments from the Company's partners, including The Washington Post Company, The Toronto Star and The Times-Mirror Company, owner of the Los Angeles Times and The Baltimore Sun. These major media partners also bring capital, brand recognition, promotional strength and local knowledge to their CitySearch sites and allow the Company to build out its national and international network of sites faster than it could solely through owned and operated sites.

  In CitySearch owned and operated markets, the Company partners with local media companies to assist it in developing content and expanding its promotional activities. For example, CitySearch has partnered in Raleigh-Durham-Chapel Hill with the ABC television station (WTVD) and with four radio stations owned by Capstar Broadcasting Corporation, in Salt Lake City/Utah with the CBS television station (KUTV) and six radio stations owned by Citadel Communications Corporation, and in San Francisco with the ABC television station (KGO) and two CBS-owned radio stations. In addition, the Company has entered into an agreement with American Express Travel Related Services Company, Inc. ("American Express") that provides for an equity investment by American Express in the Company, the distribution of co-branded marketing materials for the sale of business Web sites to American Express merchant customers on CitySearch guides, American Express sponsorship and banner advertising, introduction of electronic commerce products and services and sponsorship of other promotions. To further supplement the information and services it provides its consumers, the Company also entered into a relationship with Ticketmaster Group, Inc. ("Ticketmaster") to develop a system to enable consumers to purchase tickets to events listed on the CitySearch service. CitySearch has also reached agreements or arrangements with Earthlink Network, Inc., Microsoft Corporation's WebTV Networks, Inc., The Walt Disney Company's Family.com, C/Net Snap, Planet Direct and Internet Travel Network to expand its distribution efforts.

  Offer Local Businesses Differentiated Presence on the Web. The Company creates Web sites for local businesses, aggregates the Web sites in a local city guide environment and provides businesses the ability to regularly update and expand their sites. The Company believes its service offers local and regional businesses the opportunity to reach and interact with targeted audiences in a cost-effective manner. The Company provides business customers with integrated solutions to establish customized, multi-page Web sites including design, layout, photography, posting of updated information, hosting and maintenance. Businesses are able to provide a targeted audience with updated information about their products and services, including photographs, prices, store location, schedules of live entertainment, specials or sales and other relevant information. The Company typically creates a customized, multi-page Web site for its customers with a minimal up-front fee and monthly fees ranging from $60 to $750 per month. The Company believes its broad offering of services and prices compares favorably to other options available to businesses. Such options range from low cost, low quality scanned-in information to free-standing custom-designed sites that may cost in excess of $10,000 in up-front fees to produce and that rely on significant promotion to attract traffic. By providing a high quality Web presence at an affordable price, the Company's services address the demand of the large number of businesses whose online needs fall between these market extremes.

  Community-Based Approach. CitySearch differentiates itself from many national developers of local city guides by building many of its owned and operated sites with involvement from city governments, chambers of commerce, community associations, schools and others, and by focusing its hiring efforts within the local community. The Company builds free Web sites for selected community organizations, provides tools for e-mail to constituents and community forums and maintains guides to community services and volunteer opportunities, thereby enhancing the sense of community each CitySearch site provides. The Company believes that its community-based approach builds consumer interest in the site both directly, since the content it provides is of interest to many individuals and is not generally covered by competing city sites, and indirectly, because it builds broad support and "ownership" in the community. The Company has secured strong community support for its service in each of its markets, and the launch of many of its owned and operated markets has been presided over by the mayor or governor.

THE CITYSEARCH STRATEGY

  The Company's objective is to be the category leader for comprehensive local city guides that will attract a new and larger group of consumers to the Internet and to provide an easy-to-use resource for local information that is relevant to people's daily lives. The Company's strategy is focused on rapidly rolling out its service in the most attractive, Web-penetrated markets worldwide, establishing a dominant presence in these markets and using the CitySearch service as a platform for multiple revenue streams. The following are key elements of this strategy:

  Leverage Systematic City Launch Process. The Company believes it derives a competitive advantage from its ability to launch its service rapidly. CitySearch has developed and refined its detailed roll-out process in its 12 city guide launches to date. The Company's roll-out teams are led by experienced managers who prepare for launch by setting up operations, hiring and training local management teams, building the initial community relationships, negotiating promotional arrangements with local media, training a direct sales force of Internet Business Advisors ("IBAs") and selling initial sites. The Company's documented roll-out processes typically enable it to launch its service in approximately six months in owned and operated markets. In partner-led markets, the Company provides its roll-out expertise, professional personnel and technical infrastructure to assist its partners in creating an effective site and initiating a rapid and successful launch.

  Rapidly Build National and International Network and Brand Awareness. The Company intends to establish its service as the category leader for local information on the Web by linking its local city guides together in a national and international network. As of June 1, 1998, the Company's service operated in 12 metropolitan areas worldwide, and has initiated roll-out for launches in four additional metropolitan areas. The Company will continue to aggressively enter targeted markets through either an owned and operated market presence or by entering into partnerships and strategic alliances with major newspapers. The Company believes that as the number of its sites and usage of its service increases, it is creating a readily recognizable brand name for local content on the Internet. The Company believes that its branded worldwide network of local guides in Web-penetrated markets will increasingly attract local, regional and national advertisers that seek to efficiently target local markets and consumers seeking information about cities where they live or that they intend to visit.

  Continue Penetration of Established Markets. The Company emphasizes an aggressive, on-going process of increasing penetration of businesses in its metropolitan markets and continued community involvement. The Company strives to retain its business customers through continuing direct contact by Internet Marketing Advisers ("IMAs") employed by the Company in most cities and by providing customers with a high level of customer support. IMAs also educate existing customers about the benefits of upgrading and expanding their Web presence. The Company continues to emphasize local community involvement in each city by maintaining Web sites for and communication with selected city governments, chambers of commerce, community associations, schools, local charities and others. Through direct and ongoing contact with businesses and continuing emphasis on the community, the Company believes it creates a local presence that is difficult for subsequent competitive entrants to displace or replicate.

  Continue to Enter into Strategic Alliances. The Company intends to continue to differentiate its service by entering into agreements with local radio, television and other media companies in its future owned and operated markets and with major newspapers and other media companies in its partner-led markets. The Company intends to increase its number of local newspaper partnerships as a primary growth vehicle. The Company believes its partnerships with local newspapers provide a significant barrier to entry to competing local city guides that will be difficult to replicate. In addition, the Company intends to enter into additional strategic relationships, such as its current relationships with local television and radio stations, American Express and distribution partners.

  Develop Platform with Multiple Revenue Streams. The Company believes that its local city guides provide a platform for multiple revenue streams. In owned and operated markets, the Company derives recurring revenue fees from the sale of Web sites to local businesses in the communities CitySearch serves, as well as banner and sponsorship advertising. Part of the Company's strategy is to increase average monthly revenue from new customers, in part through the introduction of new services. Between June 1997 and June 1998, average monthly revenue for new customers more than doubled. In partner-led markets, the Company derives licensing and royalty revenues from the licensing of the Company's technology and business systems, consulting revenues for CitySearch personnel provided to develop and establish local sites, and revenues for the provision of back office and hosting services. The Company also offers or intends to offer electronic commerce functionality and other innovative features allowing businesses to better serve consumers, including ticketing, reservations, sales events notifications, electronic coupons, newsletters and other transactions. The Company believes these types of services offer the Company the opportunity to further attract both consumers and businesses to its sites and to derive revenues through increased fees from businesses for additional services and potentially from online product sales.

THE CITYSEARCH SERVICE FOR CONSUMERS

  CitySearch produces and delivers comprehensive local city guides on the Web, providing up-to-date information regarding arts and entertainment events, community activities, recreation, businesses, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide consists primarily of original content developed and designed specifically for the Web by the Company and its partners. The CitySearch service is topically organized by categories, which include arts and entertainment, restaurants and bars, community, shops and services, sports and outdoors, hotels and tourism, local news and professional services. By using the CitySearch service, consumers can search shopping areas, obtain maps, contact community organizations and vendors by e-mail, and engage in bulletin board discussions with individuals such as local public officials and celebrities. Some consumers can also access video streams from local television station partners, including recent news and other information. CitySearch offers local and regional businesses the opportunity to reach and interact with targeted consumers. In addition, content generated by consumers through e-mail and bulletin boards enhances the sense of community in CitySearch sites.

  The CitySearch service has been launched in markets across the United States and in selected international markets. The Company plans to continue to expand its service both in owned and operated markets and by partnering with major media companies in certain markets. These major media partners bring capital, brand recognition, promotional strength and local knowledge to their city guides and allow the Company to build out its national and international network of sites faster than it could solely through owned and operated sites. The following table lists the Company's owned and operated and partner-led markets:

       MARKETS              DATE OF LAUNCH     PARTNERS
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
 OWNED AND OPERATED:
 Raleigh-Durham-Chapel  May 1996               WTVD (ABC)
 Hill                                          Capstar Broadcasting Corporation (4 radio
                                               stations)
                                               WUNC (public radio)
                                               WCHL
                                               The Independent
 San Francisco Bay      October 1996           KGO (ABC)
 Area                                          CBS Radio (2 radio stations)
 Austin                 February 1997          KTBC (Fox)
                                               Clear Channel Communications, Inc. (4 radio
                                               stations)
 Salt Lake City/Utah    March 1997             KUTV (CBS)
                                               Citadel Communications Corporation (6 radio
                                               stations)
 Nashville              May 1997               WZTV (Fox)
                                               Dick Broadcasting (2 radio stations)
 Portland               June 1997              KATU (ABC)
                                               Jacor Broadcasting (1 radio station)
 New York               September 1997(/1/)    Time Out New York (Weekly Arts and Entertainment
                                               Publication)
 PARTNER-LED:
 Melbourne              July 1997              The Melbourne Age (Big Colour Pages)
 Sydney                 September 1997         The Sydney Morning Herald (Big Colour Pages)
 Toronto                September 1997         the Toronto Star
 Washington, D.C.       December 1997          The Washington Post (Washington Post Newsweek
                                               Interactive)
 Los Angeles(/2/)       April 1998             the Los Angeles Times
 Baltimore              1998*                  The Baltimore Sun
 Copenhagen             1998*                  Schibsted ASA/Scandinavia Online
 Dallas                 1998*                  The Dallas Morning News
 Stockholm              1998*                  Schibsted ASA/Scandinavia Online
 Oslo                   1999*                  Schibsted ASA/Scandinavia Online

*  Estimated launch dates
(1) CitySearch acquired MetroBeat, Inc. in June 1996 and relaunched the MetroBeat site as a CitySearch site in September 1997.
(2) Includes Pasadena, California, which was launched as a beta test site in January 1996.

[Black and white photographs of computer screens depicting a typical search on the Company's Web site.]

THE CITYSEARCH SERVICE FOR BUSINESS CUSTOMERS

  The Company creates and hosts Web sites for local and regional businesses and organizations for a monthly fee. CitySearch offers local businesses a wide range of options in creating Web presences, from a basic Web presence costing as little as $60 per month to a multi-page site with additional features and functionality costing up to $750 per month. Most business customers have entered into a 12 month agreement that automatically converts into a month-to-month contract. By aggregating a customer's Web site with those of numerous other businesses in a comprehensive local city guide, CitySearch provides categorical and geographic context to a customer's Web presence to generate usage by consumers, as well as significant Internet traffic. Based on internal studies, the Company believes that CitySearch users are more evenly split between men and women, better educated, slightly older and have higher annual incomes than the typical Internet user. The Company believes that these demographics are attractive to its business customers.

  The Company provides an integrated solution for businesses to establish a Web presence, including design, photography, lay out, posting of updated information, hosting and maintenance. Businesses are able to provide a targeted audience with current information about their stores and services including photographs, prices, store location, schedules of live entertainment, sales and other relevant information. Unlike traditional media such as yellow-pages advertising, the Company offers business customers a certain number of free updates each month. CitySearch's business customers also receive usage reports, e-mails from interested consumers and access to an expanded base of potential buyers including tourists and out-of-town users. The Company has recently introduced a strategy of bundling enhanced features and functionality, including panoramic images and audio clips. These services, when bundled with the Company's basic services, are typically priced from $200 to $750 per month, and have accounted for significant increases in the average selling prices of the Company's offerings. The Company believes its broad offering of services and prices compares favorably to other options available to businesses. Such options range from low cost, low quality scanned-in information to free-standing custom-designed sites that may cost in excess of $10,000 in up-front fees to produce and that rely on significant promotion to attract traffic. By providing a high quality Web presence at an affordable price, the Company's services address the demand of the large number of businesses whose online needs fall between these market extremes.

  The Company's proprietary site design tools and production economies enable it to build customized multi-page Web sites for customers for a minimal up-front fee. The production of business Web sites for CitySearch owned and operated markets and certain partner-led markets is managed centrally in the Company's headquarters to better control quality and cost and provide rapid production. Business Web site creation follows a standardized process. First, IBAs in the field work with customers to design their sites and gather images and text. Once content is collected, IBAs forward this information to CitySearch's central production site in Pasadena, where data entry personnel input the text. Graphic designers then use the Company's proprietary software to combine the text and scanned images to create custom designed sites that reflect the nature and style of each business customer. Once the Web site designers have completed their work, the business Web site is checked for accuracy and published online after a 14 day customer proofing period. The entire process, from the receipt of content by the Company to putting a site online, takes approximately one month to complete. Each step of the sales and production process is monitored by a sophisticated enterprise management system to ensure that the process is consistent and complete. The Company believes the systems and processes it has developed to produce business Web sites allow it to create higher quality, more informative sites in a more cost-effective and timely manner than that of its competitors.

  The Company offers or intends to offer electronic commerce functionality and other innovative features allowing businesses to better serve consumers, including ticketing, reservations, sales events notifications, electronic coupons, newsletters and other transactions. These types of services offer the Company the opportunity to further attract both consumers and businesses to its sites and to derive revenues through increased fees from businesses for additional services and potentially from online product sales.

STRATEGIC ALLIANCES

  The Company has entered into partnerships and strategic alliances with third parties in order to (i) rapidly build its national and international network,
(ii) generate licensing revenue in its partner-led markets, (iii) facilitate branding, (iv) gain access to additional content and (v) drive traffic on the CitySearch network of sites. Management intends to continue to negotiate further partnerships and alliances.

  Newspaper Partnerships. CitySearch has entered into strategic partnerships with major newspapers companies such as The Baltimore Sun, The Dallas Morning News, the Los Angeles Times, The Washington Post, Schibsted ASA/Scandinavia Online (Copenhagen, Oslo and Stockholm), The Melbourne Age, The Sydney Morning Herald and the Toronto Star. In these partner-led markets, the partner provides the capital and management, while CitySearch contributes technology, a business model, consulting services, and business systems and processes. CitySearch typically receives up-front license fees, ongoing license fees for delivery of upgrades and support and royalties based on revenues that the newspaper partner generates through the city guide service. In addition, the Company generally receives additional fees for consulting services in connection with the launch of the partner's city guides, custom engineering requested by particular partners, and compensation for business Web site production, customer service, billing and hosting services. The terms of the partner agreements are typically five to eight years in length, and contain customary termination rights in the event of material breach or non-performance. The Company believes these arrangements allow it to expand its national and international network of cities in a more rapid and cost-effective manner than a solely owned and operated network would allow.

  Television and Radio Media Alliances. CitySearch has entered into co-promotion agreements with local television and radio stations in most of its owned and operated markets. These relationships typically offer content sharing and co-promotion to both parties. CitySearch works with each partner to develop a multimedia Web site within the CitySearch site, while the partner offers promotion and a recognized brand within the market. CitySearch typically receives significant on-air promotion from these television and radio stations that increases brand awareness and drives traffic to the CitySearch site. For example, CitySearch has partnered in Raleigh-Durham-Chapel Hill with the ABC television station (WTVD) and radio stations owned by Capstar Broadcasting Corporation and in Salt Lake City/Utah with the CBS television station (KUTV), as well as radio stations owned by Citadel Communications Corporation. In San Francisco, the Company has agreements with the ABC television station (KGO) and radio stations owned by CBS.

  Marketing Agreements. The Company has entered into both local and national marketing agreements. For example, the Company recently reached a wide-ranging agreement with American Express simultaneously with its $4.0 million equity investment in the Company. The agreement provides for distribution of co-branded marketing materials to American Express merchant customers in the Company's local markets that will offer merchant customers online presences through the Company's local city guides. The parties intend to create areas within the Company's sites to aggregate promotions and discounts offered to consumers by American Express merchant customers as well as develop additional electronic commerce products. In addition, American Express will purchase sponsorships and banner advertising on the Company's sites. The Company has also entered into an agreement with Ticketmaster to develop a system to enable consumers to purchase tickets to Ticketmaster events featured on the CitySearch service along with local market online promotion of various Ticketmaster events. The Company also enters into a wide variety of national and local marketing agreements. For example, the Company has reached an agreement with Guess? Inc. that involves banner and in-store promotions in all of the Company's owned and operated markets, and an agreement with Levi Strauss Associates Inc.'s Dockers Khakis to provide sponsorship, editorial features and contests relating to two 1998 San Francisco film festivals. The Company intends to continue to aggressively pursue such marketing agreements in order to attract additional business customers and increase usage of the service by consumers.

  Distribution and Vertical Content Alliances. The Company has entered into agreements with a number of companies to expand its distribution efforts and user base. For example, the Company has entered into agreements or arrangements with Earthlink Network, Inc., Microsoft Corporation's WebTV Networks, Inc., The Walt Disney Company's Family.com, C/Net Snap, Planet Direct and Internet Travel Network to provide links across sites.

MARKETING AND SALES

  The Company emphasizes marketing activities in its owned and operated markets aimed at increasing awareness of its local city guides for both consumers and business customers. The Company seeks to build each site as a community project. From the outset, the Company approaches city councils, chambers of commerce, volunteer groups, community associations and clubs, visitors bureaus, schools and other local groups. The Company begins by creating an online presence for selected organizations free of charge. This approach builds consumer interest in the site, both directly, since this content is of interest to the community and not typically covered by commercial city sites, and indirectly because it builds goodwill with a broad group. The Company's roll-out teams are led by experienced professionals who prepare for launch by negotiating promotional arrangements with local media, training a direct sales force and selling initial sites. The roll-out team initiates advertising and public relations campaigns through low-cost "guerilla" marketing efforts and CitySearch's local media partners in radio, television and print advertising to both drive business customer sales and consumer usage. The Company also purchases targeted advertising on Web sites such as Infoseek, Preview Travel and Yahoo! as well as through traditional media such as radio, print and outdoor.

  Market roll-out is supported by integrated business system software that guides operations, production, billing and customer service. The roll-out strategy and software is designed to enable CitySearch to rapidly penetrate key targeted vendor categories and neighborhoods. These integrated, enterprise-wide tools facilitate lead management, sales cycle management, problem tracking resolution, mass mailing fulfillment, and in-bound and out-bound call handling.

  In partner-led markets, the Company's marketing efforts rely substantially on the partner's existing franchise and resources in the community. Partners typically market their city guide services through substantial print promotion and integration into a pre-existing news Web site. The partner's brand is also used in conjunction with the CitySearch brand to build credibility with local consumers. The Company both provides its partners with a roll-out team to launch the service, including assistance with recruiting, sales strategy, back office operations and ongoing support.

  Once a city site has been launched, the Company and its partners rely upon a direct sales force to accelerate the momentum established by the roll-out team. As of May 31, 1998, the Company employed approximately 140 IBAs in seven owned and operated markets selling directly to local businesses and approximately 15 IMAs in these markets to maintain regular contact with business customers and facilitate up-selling of Web site functionality. Each IBA and IMA completes a one week intensive training program at the Company's headquarters with follow up field training. The Company's proprietary enterprise management system tracks sales leads and prospect status and allows sales managers to track performance. IBAs and IMAs participate in ongoing training sessions in sales techniques and new products.

OPERATIONS

  The Company has created a systematic approach to market roll-out that enables it to launch its service in owned and operated markets in approximately six months and to support a local service once launched. In addition, the Company licenses its roll-out capabilities to media companies in its partner-led markets. The Company has analyzed and documented the best practices associated with its early city launches to refine and standardize its field and home office production processes. CitySearch's software systems monitor much of the sales and customer care functions. Additionally, the Company has built custom systems that streamline the site creation and maintenance process.

  The Company's customer service operation is located in the Company's Pasadena headquarters. The Company's enterprise management systems enable customer service staff to view the customer's full profile, billing and interactive history as they take the call, and to use the software tools to make many changes to the business customer's site in real time.

TECHNOLOGY

  The Company has developed and implemented a number of technologies to support its local service and business operations, including (i) an online city guide application; (ii) a set of content development and management tools; and (iii) a suite of integrated enterprise management systems.

  CitySearch Online Application

  The CitySearch online application provides an user interface intended to support novice online users while providing easily accessible advanced features for experienced Web users. The core end-user functionality of the CitySearch application includes (i) concurrently performed keyword, spatial and temporal searches; (ii) personalization that permits consumers, for example, to receive newsletters in areas of interest, and register for special offers from CitySearch business customers that have chosen to implement a one-to-one marketing approach; (iii) dynamic map rendering and "nearby" functionality; (iv) real-time chat; and (v) message boards.

  CitySearch has to date employed an object-relational database to support Web publishing and searching. With version CS 2.5 of its service, the Company will employ a multi-tiered architecture, separating a standard relational database from business rules and presentation logic. With CS 2.5, city guide publishers will be able to create and change the appearance and, generally, the function of the product using any commercially available Web page design tool or text editor. As a result, the Company and its partners will be able to respond even more quickly to changes in the marketplace and evolving user preferences. In addition, the object-oriented architecture provides for rapid development cycles and code reuse. The Company has made a substantial investment in its product development infrastructure and intends to continue to release product enhancements that address changing demands of business customers and consumers.

  Content Creation and Management Tools

  The Company has created the following applications to support editorial and advertising content production: (i) SiteWorks, for design of business Web sites and editorial features; (ii) EditWorks, for editorial content entry;
(iii) User Interface Tree editor, for defining and managing the site hierarchy; and (iv) MediaWorks, to enable remote content partners, typically television and radio stations, to submit content directly to the site. These tools are designed to minimize the technical knowledge that editorial and advertising content producers need to possess.

  Enterprise Management Systems

  CitySearch has developed and implemented a suite of integrated enterprise management systems designed to handle an increasing volume of business customers. The enterprise management system consists of third party and internally developed applications covering sales force automation and telemarketing, production management and tracking systems, customer service, accounting, billing and commissions systems.

  CitySearch has also designed a sophisticated tool to manage the planning, scheduling, forecasting and tracking of business Web sites, banners and other services through the various stages of design and production. This tool enables the Company to manage the large number of business Web sites and banners developed simultaneously and originating from numerous cities. The Company believes the systems and processes it has developed to produce business Web sites allow it to create high quality sites in a more cost-effective and timely manner.

COMPETITION

  The markets for local interactive content and services are highly competitive. Currently, the Company's primary competitors include Digital City, Inc., a company wholly owned by America Online Inc. and Tribune Company, Microsoft Corporation (Sidewalk) and Zip2 Corporation. The Company also competes against search engine and other site aggregation companies such as Excite, Inc. (City.Net), Lycos, Inc. (Lycos City Guide) and Yahoo! Inc. (Yahoo! Local) which primarily serve to aggregate links to sites providing local content. In addition, the Company competes against offerings from media companies, including Cox Interactive Media and Knight-Ridder, Inc., as well as offerings from several telecommunications and cable companies and Internet service providers that provide local interactive programming such as SBC Communications Inc. (At
Hand) and U.S. West, Inc. (Dive-In). Many of these companies have greater financial and marketing resources than the Company and may have significant competitive advantages through other lines of business and existing business relationships. There are also numerous niche competitors which focus on a specific category or geography and compete with specific content offerings provided by CitySearch. The Company may also compete with online services and other Web site operators, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Furthermore, additional major media and other companies with financial and other resources greater than those of the Company may introduce new Internet products and services addressing these markets in the future. There can be no assurance that the Company's competitors will not develop services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings.

  The Company believes that the principal competitive factors in its markets include depth, quality and comprehensiveness of content, ease of use, distribution, search capability and brand recognition. There can be no assurance that the Company will be able to successfully compete against its current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, financial condition and results of operations.

PROPRIETARY RIGHTS

  The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with the Company's employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of certain of its key trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. In addition, the Company has licensed in the past, and expects that it may license in the future, certain content, including trademarks and copyrighted material, from third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company. The Company licenses the trademark "CitySearch" from a third party, and there can be no assurance that the Company will continue to license the trademark according to terms acceptable to the Company. The Company may be subject to legal proceedings and claims from time to time in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources which could result in a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

  As of May 31, 1998, CitySearch employed 560 persons (257 persons in functions related to cost of revenue, 199 persons in sales and marketing, 56 persons in research and development and 48 persons in general and administrative areas). None of the Company's employees is represented by a labor union, and CitySearch considers its employee relations to be good.

FACILITIES

  The Company's headquarters are located in Pasadena, California, where the Company currently leases approximately 28,000 square feet under a lease expiring in 2002. The Company also leases approximately 4,500 square feet in Austin, 3,900 square feet in Morrisville, North Carolina, 7,900 square feet in Research Triangle Park, North Carolina, 4,600 square feet in Nashville, 10,000 square feet in New York, 4,700 square feet in Portland, 4,600 square feet in Salt Lake City and 5,800 square feet in San Francisco under leases which expire in 2002, 2001, 2003, 2000, 2004, 2002, 2001 and 1999, respectively. The
Company believes that its facilities are adequate in those cities in which the Company currently does business.

LEGAL PROCEEDINGS

  The Company is not currently subject to any material legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of business.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company as of June 1, 1998:

             NAME           AGE POSITION
             ----           --- --------
   Charles Conn............  36 Chief Executive Officer and Director
   Thomas Layton...........  35 President, Chief Operating Officer, Treasurer
                                and Director
   Douglas McPherson.......  36 Chief Legal Officer and Vice President,
                                Business Development
   Bradley Ramberg.........  34 Chief Financial Officer, Vice President,
                                Finance and Administration and Secretary
   Robert Kavner(1)........  54 Chairman of the Board
   Gerald Breslauer(2).....  69 Director
   Jeffrey Brewer..........  29 Director
   Barry Diller............  56 Director
   Joseph Gleberman(2).....  40 Director
   William Gross(1)........  39 Director
   Yves Sisteron(2)........  43 Director
   Alan Spoon..............  46 Director
   Thomas Unterman(1)......  53 Director

--------
  (1)Member of the Compensation Committee
  (2)Member of the Audit Committee

  Mr. Conn has served as Chief Executive Officer and a director since he co-founded the Company in September 1995 and served as President of the Company from September 1995 to October 1996. From September 1990 to September 1995, he was a consultant at McKinsey & Company, where he was elected Partner. From September 1986 to September 1988, Mr. Conn worked with the Boston Consulting Group in Boston and Tokyo and in 1989 with Canon, Inc. in Japan. Mr. Conn holds a B.A. from Boston University, a B.A. and M.A. from Oxford University, where he was a Rhodes Scholar and a M.B.A. from Harvard Business School, where he was a Baker Scholar.

  Mr. Layton has served as President since October 1996, Chief Operating Officer since November 1995, a director since May 1996 and Treasurer of the Company since September 1995. He also served as Vice President, Sales and Marketing from November 1995 to October 1996. From May 1994 to November 1995, he was with Score Learning Corporation, a leading educational learning center, where he was promoted from Chief Financial Officer to President and Chief Operating Officer. From February 1989 to September 1992, Mr. Layton was Vice President and General Manager of the Western Region for Leasecomm, Inc., a high growth national equipment leasing company, and was previously with the Boston Consulting Group. Mr. Layton holds a B.S. from the University of North Carolina at Chapel Hill and a M.B.A. from Stanford Business School.

  Mr. McPherson has served as Chief Legal Officer and Vice President, Business Development since he joined the Company in July 1996. From November 1992 to June 1996, Mr. McPherson was with the law firm of Heller Ehrman White & McAuliffe, where he specialized in intellectual property law and general commercial litigation. From September 1991 to September 1992, he served as a law clerk for a federal district judge. From

June 1986 to June 1988, he served as Assistant to the Vice President at The Rockefeller Foundation in New York City. He holds a B.A. from the University of North Carolina at Chapel Hill, a M.A. from the University of California, Berkeley and a J.D. from Stanford Law School.

  Mr. Ramberg has served as the Chief Financial Officer and Vice President, Finance and Administration since he joined the Company in April 1996 and as Secretary since February 1998. From January 1994 to April 1996, he was Vice President of Finance and Operations at the Fresh Gourmet Company, a joint venture between CPC International Inc. and Prepco. From December 1992 to January 1994, he was vice president, operations and finance at Pro-Towel, a start-up consumer products venture. He holds an A.B. from Brown University and a M.B.A. from Harvard Business School.

  Mr. Kavner has served as a director of the Company since December 1995 and Chairman of the Board of Directors since March 1996. Mr. Kavner has served as the Chief Executive Officer, President and a director of OnCommand, Inc., a provider of in-hotel room entertainment and movies, since September 1996 and was a consultant in the area of Internet services and content, interactive entertainment and telecommunications from August 1995. From June 1994 to August 1995, Mr. Kavner was the head of Creative Artists Agency's business advisory group. From 1984 to 1994, Mr. Kavner held a number of senior executive positions in AT&T Corp. Mr. Kavner has a B.A. from Adelphi University. He also serves as a director of Fleet Financial Corp., Tandem Computers Incorporated and Earthlink Network, Inc.

  Mr. Breslauer has served as a director of the Company since December 1995. Since June 1952, he has been a Partner of Breslauer & Rutman, a financial management company. Mr. Breslauer holds a B.A. from the University of California, Los Angeles.

  Mr. Brewer has served as a director of the Company since September 1995 and was Vice President, Technology and Secretary of the Company from September 1995 to January 1998. Since January 1998, he has served as Chief Executive Officer of GoTo.com, an internet search engine company. From June 1994 to September 1995, he served as Director of Online Development at Knowledge Adventure, a company which developed educational software for children. He holds a B.S. from Southern Methodist University.

  Mr. Diller has served as a director of the Company since December 1997. He has been a director and Chairman of the Board and Chief Executive Officer of USA Networks since August 1995. He was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairmen of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for ten years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is also a director of The Seagram Company, Ltd., Ticketmaster Group, Inc. and Golden Books Family Entertainment, Inc.

  Mr. Gleberman has served as a director of the Company since May 1996. He is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 1982. He holds a B.A. and M.A. from Yale University and a M.B.A. from Stanford University. Mr. Gleberman serves as a director of Applied Analytical Industries, Inc., Biofield Corp., and Dade International, Inc.

  Mr. Gross has served as a director of CitySearch since he co-founded it in September 1995. Mr. Gross is currently Chief Executive Officer of Bill Gross' idealab!, a corporation which generates ideas for and creates new companies. In 1991, he founded Knowledge Adventure, a corporation which developed educational software for children. He served as the Chairman of Knowledge Adventure from October 1991 to January 1997. He was a developer at Lotus Development Corporation from 1986 to 1991. Prior to joining Lotus Development Corporation, Mr. Gross founded, in 1980, GNP Loudspeaker, Inc. to manufacture and sell his patented designs. In 1995, Mr. Gross was elected to the Board of Trustees of California Institute of Technology as the first Young Alumni Trustee. Mr. Gross holds a B.S. from the California Institute of Technology.

  Mr. Sisteron has served as a director of the Company since December 1997. Mr. Sisteron has been a Managing Director of Global Retail Partners Fund, L.P. since January 1996 and a Managing Director, U.S.

Investments of Carrefour S.A. since March 1993. Mr. Sisteron has a J.D. and an L.L.M. from the Lyon Law School and an L.L.M. in Comparative Law from New York University School of Law.

  Mr. Spoon has served as a director of the Company since December 1997. Mr. Spoon has been President of The Washington Post Company since September 1993 and Chief Operating Officer and a director since May 1991. Prior to that, Mr. Spoon held a wide variety of positions at The Washington Post Company, including President of Newsweek from September 1989 to May 1991. Mr. Spoon has a B.S. from the Massachusetts Institute of Technology, a M.S. from the M.I.T. Sloan School of Management and a J.D. from Harvard Law School. He is also a director of American Management Systems, Inc. and Human Genome Sciences, Inc.

  Mr. Unterman has served as a director of the Company since June 1997. Since August 1995, he has served as a Senior Vice President and Chief Financial Officer of The Times Mirror Company. From February 1995 to August 1995, Mr. Unterman was a Senior Vice President and General Counsel, and from September 1992 to February 1995 was a Vice President and General Counsel, of The Times Mirror Company. He has an A.B. from Princeton University and a J.D. from the University of Chicago.

BOARD COMPOSITION

  The Board of Directors is currently comprised of 11 directors, including nine non-employee directors. Messrs. Diller and Sisteron were elected pursuant to rights granted to USA Networks and Global Retail Partners, L.P. ("GRP"), respectively, under the Company's Restated Certificate of Incorporation. Pursuant to the Company's Restated Certificate of Incorporation, USA Networks has a right to elect one member of the Board of Directors until the earlier of
(i) November 12, 2007 or (ii) the date USA Networks owns less than 50% of the capital stock of the Company that it owned on November 12, 1997. In the event that the Company grants any other stockholder or stockholders, voting as a separate class, a right to elect more than one director, USA Networks will be entitled to elect the same number of directors. The Company's Restated Certificate of Incorporation also provides that GRP has a right to elect one member of the Board of Directors until the earlier of (i) November 20, 1999,
(ii) the one-year anniversary of the closing of this offering or (iii) the date GRP owns less than 100% of the capital stock of the Company that it owned on November 20, 1997.

  Mr. Gleberman was elected to the Board of Directors pursuant to the Company's Restated Certificate of Incorporation which provides that the holders of Series C Preferred Stock, voting together as a separate class, have a right to elect one member of the Board of Directors. This right terminates upon the closing of this offering. Certain holders of the Company's Preferred Stock and Common Stock have entered into a voting agreement (the "Voting Agreement") pursuant to which such stockholders are required to vote, from and after the closing of the offering, all of the shares of the Company's voting securities owned by them to elect to the Board of Directors the designee or designees (the "Series C Directors") of the holders of a majority of the shares of Series C Preferred Stock outstanding immediately prior to the closing of this offering (the "Series C Holders"). The Series C Holders are entitled to designate one candidate for election to the Board of Directors, except that if any other stockholder or stockholders, voting as a separate class, are entitled, by virtue of a right granted by the Company, to elect more than one director, the number shall be increased to the number of directors that such other stockholder or stockholders are entitled to elect. The Company has agreed to use its best efforts to cause the nomination and election of the Series C Directors in accordance with the Voting Agreement. The Voting Agreement terminates upon the date the Series C Holders hold less than 7.5% of the then outstanding Common Stock (on a fully diluted basis). As of June 1, 1998, the holders of the Series C Preferred hold 11.5% of the outstanding Common Stock of the Company (on a fully diluted basis, as converted basis). As of June 1, 1998, entities affiliated with Goldman, Sachs & Co. owned 79.6% of the outstanding Series C Preferred Stock.

  The Company's Restated Certificate of Incorporation to be effective upon the completion of this Offering provides that the Board of Directors will be divided into three classes to serve staggered three-year terms.

  The Board of Directors has a Compensation Committee, currently comprised of Mr. Kavner, Mr. Gross and Mr. Unterman that makes recommendations to the Board of Directors concerning salaries and incentive compensation for officers and employees of the Company. The Board of Directors also has an Audit Committee, currently comprised of Mr. Breslauer, Mr. Gleberman and Mr. Sisteron, that reviews the results and scope of the annual audit and other accounting related matters.

DIRECTOR COMPENSATION

  The members of the Board of Directors are not compensated for their services to the Company other than for reimbursement of their expenses incurred in connection with such services and their eligibility for stock option grants under the Company's 1996 Stock Option Plan. In March and April 1996, Mr. Kavner received options to purchase 50,000, 10,000 and 81,681 shares of Common Stock under the 1996 Stock Option Plan at an exercise price of $.10, $.10 and $.25 per share, respectively. In March 1996, Mr. Breslauer received an option to purchase 10,000 shares of Common Stock under the 1996 Stock Option Plan at an exercise price of $.10 per share. Upon completion of this offering, directors who are employees of the Company will be eligible to receive stock options pursuant to the 1996 Stock Option Plan, while non-employee directors will receive stock options pursuant to the automatic option grant provisions of the 1998 Director Option Plan. See "--Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the members of the Compensation Committee is an officer or employee of the Company. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning the compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the year ended December 31, 1997 by the Company's Chief Executive Officer and the one executive officer who earned in excess of $100,000 in compensation during the fiscal year ended December 31, 1997 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                   ------------
                                                                      AWARDS
                                                                   ------------
                                  ANNUAL COMPENSATION                SECURITY
                                  ------------------- OTHER ANNUAL  UNDERLYING
NAME AND PRINCIPAL POSITIONS       SALARY     BONUS   COMPENSATION OPTIONS (#)
----------------------------      ------------------- ------------ ------------
Charles Conn..................... $  93,333 $  40,000   --           125,000
 Chief Executive Officer and Di-
 rector
Thomas Layton....................    86,667    25,000   --            75,000
 President, Chief Operating
 Officer, Treasurer and Director

                             OPTION GRANTS IN 1997

  The following table sets forth certain information regarding option grants to each of the Named Executive Officers during the year ended December 31, 1997.

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                                                                                        ANNUAL RATES
                                                                                       OF STOCK PRICE
                                                                                      APPRECIATION FOR
                                             INDIVIDUAL GRANTS                         OPTION TERMS(4)
                         ---------------------------------------------------------- ---------------------
                            NUMBER OF    PERCENT OF TOTAL
                           SECURITIES        OPTIONS
                           UNDERLYING       GRANTED TO    EXERCISE
                         OPTIONS GRANTED   EMPLOYEES IN   PRICE(3)
NAME                           (1)           1997(2)      PER SHARE EXPIRATION DATE     5%        10%
----                     --------------- ---------------- --------- --------------- ---------- ----------
Charles Conn............     125,000           12.2%        $2.00      10/01/07     $  157,224 $  398,436
Thomas Layton...........      75,000            7.3          2.00      10/01/07         94,334    239,061

--------
(1) All options were granted under the Company's 1996 Stock Option Plan and vest one forty-eighth per month at the end of each month commencing September 1, 1997; provided, however that upon a substantial merger or an acquisition of the Company, the unvested portion of such options will vest immediately.
(2) Based on options to purchase 1,025,000 shares granted to employees, including the Named Executive Officers, during the fiscal year ended December 31, 1997 (excluding options to purchase 85,000 shares of Common Stock which were granted to employees and subsequently canceled during the fiscal year ended December 31, 1997).
(3) The exercise price per share of each option was equal to the fair market value of the underlying Common Stock on the date of grant as determined by the Board of Directors.
(4) Potential gains are calculated net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission ("Commission") and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holder's continued employment through the vesting period.

                  OPTION EXERCISES AND FISCAL YEAR-END VALUES

  The following table sets forth the number of shares acquired upon the exercise of stock options during the year ended December 31, 1997 and the number of shares covered by both exercisable and unexercisable stock options held by each of the Named Executive Officers at December 31, 1997.

                                                    NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                   OPTIONS AT YEAR-END(1)        AT YEAR-END(2)
                         SHARES ACQUIRED  VALUE   ------------------------- -------------------------
NAME                       ON EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     --------------- -------- ----------- ------------- ----------- -------------
Charles Conn............       --         $ --       10,417      114,583       $            $
Thomas Layton...........       --           --      256,250       68,750

--------
(1) Options shown were granted under the 1996 Stock Option Plan and are subject to vesting as described in footnote (1) to the option grant table above. See "Employee Benefit Plans" for a description of the material terms of these options.
(2) Based on the assumed initial public offering price of $ per share, less the exercise price.

EMPLOYMENT AGREEMENT

  On May 9, 1996 and July 2, 1997, respectively, the Company entered into at-will employment agreements with each of Charles Conn and Thomas Layton, the Company's Chief Executive Officer and President, respectively. Pursuant to such employment agreements, in the event that Mr. Conn's or Mr. Layton's, as the case may be, employment is terminated, each will be entitled to receive severance payments until the earlier of (i) such time as he is employed by a recognized company or (ii) six months after termination. Such severance payments will equal his full salary for the first three months after termination and half of his salary for the second three months after termination.

EMPLOYEE BENEFIT PLANS

  1996 Stock Option Plan. The Board of Directors adopted and the stockholders approved the Company's 1996 Stock Option Plan (the "Stock Plan") and the reservation of 2,500,000 shares of Common Stock thereunder on March 1, 1996. On September 18, 1996, the Board of Directors and the stockholders approved an increase of 500,000 reserved for issuance under the Stock Plan. The Board of Directors and the stockholders approved a further increase of 1,000,000 shares on November 18, 1996 and November 20, 1996, respectively. Subject to approval by the stockholders, the Company plans to increase the number of shares reserved for issuance by 1,000,000 shares to an aggregate of 5,000,000 shares of the Common Stock reserved under the Stock Plan. The Stock Plan, as proposed to be amended, provides that the aggregate number of shares reserved thereunder will automatically be increased each year on the first day of the Company's fiscal year beginning in 1999 by a number of shares equal to the lesser of (i) 2,000,000 shares of Common Stock, (ii) 4% of the then outstanding shares of Common Stock on such date or (iii) a lesser amount determined by the Board of Directors.

  The Stock Plan provides for the granting to employees (including officers and employee directors) of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees (including officers and employee directors) and consultants (including non-employee directors) of nonstatutory stock options. Unless terminated sooner, the Stock Plan will terminate automatically in March 2006. The Board of Directors has the authority to amend, suspend or terminate the Stock Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the Stock Plan.

  The Stock Plan may be administered by the Board of Directors or a committee consisting of members of the Board of Directors. The administrator has the power to determine the terms of each option granted, including the exercise price, the number of shares subject to the option and the exercisability thereof, and the form of consideration payable upon exercise. No employee or consultant may be granted, in any fiscal year of the Company, options to purchase more than 750,000 shares (plus 1,500,000 shares in the case of a new employee's or consultant's initial employment with the Company). Unless determined otherwise by the administrator, an option granted under the Stock Plan is not transferable by the optionee other than by will or by the laws of descent or distribution, and is exercisable during the lifetime of the optionee only by such optionee. An option granted under the Stock Plan must be exercised within three months after termination of the optionee's status as an employee or consultant of the Company (or within 12 months after termination of such status by death or disability), but in no event later than the expiration of the option in accordance with its terms. The exercise price of nonstatutory stock options is determined by the administrator, but with respect to nonstatutory stock options intended to a qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the grant date and the term of the option must not exceed five years. The term of all other options granted under the Stock Plan may not exceed ten years.

  The shares subject to options granted under the Stock Plan may be fully and immediately exercisable or may be exercisable cumulatively over time or upon satisfaction of specified performance criteria, as determined by the administrator. In most cases, 25% of the shares subject to options granted under the Stock Plan are exercisable at the end of one year with one forty-eighth of the shares subject to the option becoming exercisable each month thereafter.

  The Stock Plan provides that in the event of a merger of the Company with or into another corporation, outstanding stock options will either be assumed by the acquiring corporation or terminated as of the date of the closing of the merger, and immediately prior to the consummation of any dissolution or liquidation of the Company, outstanding stock options will be terminated.

  1998 Director Option Plan. Subject to approval by the stockholders, the Company intends to adopt the 1998 Director Option Plan (the "Director Plan"). The Director Plan provides for the automatic grant of nonstatutory stock options to non-employee directors. The Director Plan has a term of ten years, unless terminated sooner by the Board of Directors. A total of 300,000 shares of Common Stock have initially been reserved for issuance under the Director Plan. In addition, the Director Plan provides for annual increases on the first day of the Company's fiscal year beginning in 1999 by a number equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the Director Plan to 300,000 shares or (ii) a lesser number of shares determined by the Board of Directors.

  The Director Plan provides that each non-employee director who is a member of the Board of Directors on or after the effective date of this offering shall automatically be granted an option to purchase 20,000 shares of Common Stock (the "First Option") on the later of (i) the effective date of this offering or (ii) the date which such person first becomes a non-employee director. In addition to the First Option, each non-employee director shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") on the date of each of the Company's annual meeting of stockholders, if on such date he or she shall have served on the Board of Directors for at least six months. Each First Option and Subsequent Option shall have a term of ten years. Twenty-five percent of the shares subject to the options will vest one year from the date of grant and one forty-eighth of the optioned stock shall vest each month thereafter, provided that the individual continues to serve as a director on such dates. The exercise price of each First Option and each Subsequent Option shall be 100% of the fair market value per share of the Common Stock on the date of grant.

  In the event of a merger of the Company or the sale of substantially all of the assets of the Company, each outstanding option may be assumed or an equivalent option substituted for by the successor corporation. If an option is assumed or substituted for by the successor corporation, it shall continue to vest as provided in the Director Plan so long as the optionee continues to serve as a director of the Company or the successor corporation, as applicable. However, if a non-employee director's status as a director of the Company or the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, each option granted to such non-employee director shall become fully vested and exercisable. If the successor corporation does not assume an outstanding option or substitute for it an equivalent option, the option will terminate as of the closing of the merger or asset sale. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within 12 months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. Options granted under the Director Plan are generally not transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

  1998 Employee Stock Purchase Plan. Subject to approval by stockholders, the Company plans to adopt the 1998 Employee Stock Purchase Plan (the "Purchase Plan") and reserve an aggregate of 300,000 shares of Common Stock thereunder. The number of shares reserved will be increased automatically each year on the first day of the Company's fiscal year beginning in 1999 by an amount equal to the lesser of (i) 600,000 shares of Common Stock, (ii) 1.5% of the outstanding shares of Common Stock on such date or (iii) a lesser amount determined by the Board of Directors. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. Each offering period will run for 12 months and will be divided into consecutive purchase periods of approximately six months. The initial offering under the Purchase Plan will commence on the date of this Prospectus and terminate on October 31, 1999. Thereafter, new 12 month offering periods will commence every six months on each May 1 and November 1.

  Unless otherwise determined by the Board of Directors, employees are eligible to participate in the Purchase Plan only if they are customarily employed by the Company or a subsidiary of the Company designated by the Board of Directors for at least 20 hours per week and for at least five months per calendar year. Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. Employees who participate in an offering may have up to 15% compensation withheld pursuant to the Purchase Plan. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the fair market value of the Common Stock at the commencement date of each offering period or the relevant purchase date, whichever is lower. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Employees may end their participation in any offering period at any time during any offering period, and participation ends automatically on termination of employment with the Company. The maximum number of shares that a participant may purchase during each purchase period is 5,000 shares during any purchase period. In addition, no person may purchase shares under the Purchase Plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or any of its subsidiaries, or to the extent that such person's rights to purchase stock under all employee stock purchase plans would exceed $25,000 for any calendar year. The Purchase Plan will terminate ten years from the date of adoption of the Purchase Plan, unless terminated earlier in accordance with the provisions of the Purchase Plan.

  In the event of a proposed sale of all or substantially all the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor corporation. In the event the successor corporation does not assume or substitute for the option, any offering periods then in progress shall be shortened to a new date prior to the proposed sale or merger. The Board of Directors has the authority to amend or terminate the Purchase Plan, provided, that no such action may adversely affect any outstanding rights to purchase Common Stock.

  401(k) Plan. The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers all of the Company's full-time employees who are at least 21 years of age and who have been employed with the Company for at least three months. Pursuant to the 401(k) Plan, eligible employees may defer up to 20% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. The 401(k) Plan permits additional discretionary matching contributions by the Company on behalf of all participants in the 401(k) Plan in such a percentage amount as may be determined annually by the Board of Directors. To date, the Company has made no such matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Restated Certificate of Incorporation, which will become effective upon the closing of this offering, limits the liability of directors for breach of fiduciary duty as a director to the maximum extent not prohibited by the DGCL. The DGCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided for in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation also provides that the Company is required to indemnify to the fullest extent permitted by law any director, officer or employee of the Company.

  The Company's Bylaws, which will also become effective upon the closing of this offering, provide that (i) the Company is required to indemnify its directors and officers to the maximum extent permitted by the DGCL, subject to certain very limited exceptions, (ii) the Company may indemnify its other employees and agents to the maximum extent permitted by the DGCL, (iii) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

  The Company will enter into indemnification agreements with its officers and executive directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

PRIVATE PLACEMENTS OF SECURITIES

  On September 22, 1995, the Company issued an aggregate of 6,622,857 shares of its Common Stock to William Gross, a co-founder and director of the Company, for services provided to the Company and aggregate proceeds of $5,000. On December 9, 1995, the Company repurchased 2,000,000 shares of Common Stock from Mr. Gross for an aggregate price of $1,510. On October 11, 1995 the Company sold an aggregate of 4,233,500 shares of its Common Stock to Charles Conn, Thomas Layton, Jeffrey Brewer and certain other key employees (together with shares of Common Stock issued to William Gross, the "Founders' Stock") for aggregate proceeds of $84,670. Pursuant to the terms of the applicable subscription agreement, Founders' Stock may not be transferred without the written consent of the Board of Directors. To date, 1,778,234 shares of Founders' Stock have been transferred by Mr. Gross and certain key employees with the approval of the Board of Directors. However, Mr. Gross retains voting power over 1,428,234 of shares transferred by him until the closing of this offering.

  Between May 15, 1996 and July 31, 1996, the Company issued and sold an aggregate of 3,261,024 shares of Series C Preferred Stock at a per share price of $3.4665. Entities affiliated with Goldman, Sachs & Co., which entities together hold more than 5% of the capital stock of the Company, purchased 2,596,278 of these shares for an aggregate purchase price of approximately $9.0 million. Mr. Gleberman, a director of the Company, is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co.

  Between December 13, 1996 and October 22, 1997, the Company issued and sold an aggregate of 4,430,313 shares of Series D Preferred Stock at a per share price of $6.5251. These sales included the following: 766,272 shares to were sold to The Times Mirror Company for an aggregate purchase price of approximately $5.0 million; 475,085 shares were sold to entities affiliated with Goldman, Sachs & Co. for an aggregate purchase price of approximately $3.1 million; 459,753 shares were sold to Digital Ink Company, a wholly-owned subsidiary of The Washington Post Company, for an aggregate purchase price of approximately $3.0 million; and 12,674 shares were sold to Byters for an aggregate purchase price of approximately $83,000. Mr. Unterman, a director of the Company, is a Senior Vice President and Chief Financial Officer of The Times Mirror Company. Mr. Spoon, a director of the Company, is President of The Washington Post Company. Mr. Breslauer, a director of the Company, is a general partner of Byters.

  Between November 11, 1997 and November 26, 1997, the Company issued and sold an aggregate of 4,714,286 shares of Series E Preferred Stock at a per share price of $7.00. USA Networks purchased 2,857,143 of these shares for an aggregate purchase price of approximately $20.0 million. Mr. Diller, a director of the Company, is Chairman and Chief Executive Officer of USA Networks. In addition, 714,286 shares were sold to entities affiliated with Global Retail Partners, L.P. for an aggregate purchase price of approximately $5.0 million and 306,509 shares were sold to Digital Ink Company for an aggregate purchase price of approximately $2.1 million. Mr. Sisteron, a director of the Company, is a Managing Director of Global Retail Partners, L.P.

  On May 26, 1998, the Company issued and sold an aggregate of 1,000,000 shares of Series E Preferred Stock at a per share price of $7.00. USA Networks purchased 428,571 of these shares for an aggregate purchase price of approximately $3.0 million.

  Until the closing of this offering, the holders of the Series C Preferred Stock have a right to elect directors pursuant to the Company's Restated Certificate of Incorporation and from and after the closing of this offering pursuant to the Voting Agreement. USA Networks and GRP have a right to elect directors pursuant to the Company's Restated Certificate of Incorporation. See "Management--Board Composition."

  Pursuant to Stockholders' Agreement, USA Networks has a right to purchase that number of shares of this offering (the "IPO Shares") which will enable USA Networks to own up to 14.9% of the Company (on a fully diluted, as converted to Common Stock basis); provided that USA Networks may not purchase more than 50% of the IPO Shares. As of June 1, 1998, USA Networks owns 12.9% of the Company (on a fully diluted, as converted to Common Stock basis). Pursuant to the Stockholders' Agreement, within ten days of USA Networks' receipt of a notice of the range of per share prices for the IPO Shares, USA Networks must give written notice of its intent to purchase the IPO Shares. If the actual price of the IPO Shares is above the range specified in the Company's notice, USA Networks will no longer be obligated to purchase any IPO Shares. In addition, the Stockholders' Agreement provides that the Company may not (i) adopt a rights agreement (or other similar device) with an ownership threshold that would limit USA Networks' ability to own or purchase securities of the Company or (ii) amend its bylaws, certificate of incorporation or fail to take an action under Section 203 of the DGCL which would limit USA Networks' ability to own or purchase securities of the Company.

  In May 1997, the Company entered into a cross-promotional agreement with Ticketmaster Group, Inc., an affiliate of USA Networks ("Ticketmaster"). Pursuant to the agreement, Ticketmaster agreed to provide banner advertising promoting the Company's owned and operated city sites on the Ticketmaster Web site, to provide access to Ticketmaster ticket and information Web pages and to provide "music-on-hold" and/or direct mail opportunities. CitySearch agreed to provide promotion of the Ticketmaster name and logo in selected advertising and marketing materials, to co-produce with Ticketmaster broadcast advertising, to provide banner advertising promoting Ticketmaster on the CitySearch Web sites and to promote Ticketmaster events and publications.

  In June 1997, the Company entered into a license and services agreement with the Los Angeles Times, a division of The Times Mirror Company. The agreement provides for the license of the Company's intellectual property and consulting services in exchange for an up-front license fee, ongoing royalties based on the revenues generated by the city guide developed by the parties and fees for consulting services. The agreement contains customary termination provisions for material breach or non-performance.

  In November 1997, the Company entered into a license and services agreement with Digital Ink Company, a wholly-owned subsidiary of The Washington Post Company. The agreement provides for the license of the Company's intellectual property and consulting services in exchange for an up-front license fee, ongoing royalties based on the revenues generated by the city guide developed by the parties and fees for consulting services. The agreement contains customary termination provisions for material breach or non-performance.

  The Company believes that the terms of each of the transactions described above, taken as a whole, were no less favorable than the Company could have obtained from unaffiliated third parties. All future transactions between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors.

  The Company has entered into employment agreements with each of Charles Conn and Thomas Layton, the Company's Chief Executive Officer and President, respectively. See "Management--Employment Agreement."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock on an as converted on June 1, 1998
basis and as adjusted to reflect the sale of the    shares of Common Stock
offered hereby by (i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group.

                                                      PERCENTAGE OF SHARES
                                                     BENEFICIALLY OWNED(2)
NAME AND ADDRESS OF          NUMBER OF SHARES    ------------------------------
BENEFICIAL OWNER(1)        BENEFICIALLY OWNED(2) BEFORE OFFERING AFTER OFFERING
-------------------        --------------------- --------------- --------------
William Gross(3)..........       3,535,446            14.1
Barry Diller(4)...........       3,251,541            12.9
USA Networks, Inc. .......       3,251,541            12.9               (5)
 152 West 57th Street,
 38th Floor
 New York, NY 10019
Joseph Gleberman(6).......       2,985,591            11.9
Entities affiliated with                              11.9
 Goldman, Sachs & Co.(7)..       2,985,591
 85 Broad Street
 New York, NY 10004
Charles Conn(8)...........       1,614,467             6.4
Thomas Layton(9)..........         967,188             3.9
Thomas Unterman(10).......         751,424             3.0
Alan Spoon(11)............         749,933             3.0
Yves Sisteron(12).........         706,855             2.8
Jeffrey Brewer............         412,500             1.6
Robert Kavner(13).........         224,322               *
Gerald Breslauer(14)......          91,616               *
Executive officers and
 directors as a group
 (13 persons)(15).........      15,352,960            61.1

--------
*  Less than 1% of the Company's outstanding Common Stock.
 (1) Unless otherwise indicated, the address of each of the named individuals is: c/o CitySearch, Inc., 790 E. Colorado Boulevard, Suite 200, Pasadena, CA 91101.
 (2) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable and the terms of the Voting Agreement relating to the election of the Series C Director, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 25,118,827 shares of Common Stock
     outstanding as of June 1, 1998, and    shares of Common Stock after
     completion of this offering. Amounts shown in the above table and the following notes include shares issuable upon stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998.
 (3) Excludes 1,178,234 shares which Mr. Gross transferred previously but as to which he retains voting power until the closing of this offering. Includes 590,823 shares held by Bill Gross' idealab!, as to which Mr. Gross disclaims beneficial ownership.
 (4) Includes 3,251,541 shares held by USA Networks, as to which Mr. Diller disclaims beneficial ownership.
 (5) Excludes the shares of Common Stock offered in this offering which may be purchased by USA Networks pursuant to the Stockholder Rights Agreement. See "Certain Transactions."
 (6) Includes 2,985,591 shares held by entities affiliated with Goldman, Sachs & Co., as to which Mr. Gleberman disclaims beneficial ownership. See footnote (7).
 (7) Includes 1,873,249 shares held by GS Capital Partners II, L.P., 744,693 shares held by GS Capital Partners II Offshore, L.P., 177,906 shares held by Stone Street Fund 1996, L.P., 120,650 shares held by Bridge Street Fund 1996, L.P. and 69,093 shares held by Goldman, Sachs & Co. Verwaltungs GmbH.

 (8) Includes 28,646 shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998.
 (9) Includes 17,188 shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998.
(10) Includes 744,356 shares held by The Times Mirror Company, as to which Mr. Unterman disclaims beneficial ownership and 7,068 shares held by The Thomas and Janet Unterman Living Trust dated 12/30/94.
(11) Includes 749,933 shares held by Digital Ink Company, a wholly-owned subsidiary of The Washington Post Company, as to which Mr. Spoon disclaims beneficial ownership.
(12) Includes 706,855 shares held by entities affiliated with Global Retail Partners, L.P., as to which Mr. Sisteron disclaims beneficial ownership.
(13) Includes 109,039 shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable by Mr. Kavner within 60 days of June 1, 1998.
(14) Includes 81,616 shares held by Byters and 10,000 shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998.
(15) See footnotes (2) through (14). Includes 164,873 shares issuable upon exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of June 1, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  As of June 1, 1998, and assuming the conversion of all outstanding Preferred Stock into Common Stock as of June 1, 1998, there were 25,118,827 shares of Common Stock held of record by 248 stockholders and options to purchase 2,392,023 shares of Common Stock outstanding.

COMMON STOCK

  Upon the closing of this offering, the Company will be authorized to issue 75,000,000 shares of Common Stock. Subject to preferences that may apply to shares of Preferred Stock outstanding from time to time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Restated Certificate of Incorporation; therefore, the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  Upon the closing of this offering, the Company will be authorized to issue 2,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock, which could have an adverse impact on the market price of the Common Stock. The Company has no current plan to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Restated Certificate of Incorporation provides that, effective upon the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by consent in writing. Provisions of the Restated Certificate of Incorporation and Bylaws provide that the stockholders may amend certain provisions of the Restated Certificate of Incorporation and the Bylaws only with the affirmative vote of holders of 66 2/3% of the Company's capital stock. Further, the Bylaws (i) provide that only the Board of Directors, the Chairman of the Board of Directors or the President may call special meetings of the stockholders and (ii) establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors. In addition, the Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes to serve staggered three-year terms. These provisions of the Restated Certificate of Incorporation and Bylaws will have the effect of delaying, deferring or preventing a change of control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. The Stockholders Agreement provides that the Company may not (i) adopt a rights agreement (or other similar device) with an ownership threshold that would limit USA Networks' ability to own or purchase securities of the Company or (ii) amend its bylaws, certificate of incorporation or fail to take an action under Section 203 of the DGCL, in each case which would limit USA Networks' ability to own or purchase securities of the Company. See "Risk Factors--Anti-takeover Effects of Certain Charter and Contractual Provisions."

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

  The Company is subject to Section 203 of the DGCL (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than ten percent of the Company's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Antitakeover Law.

REGISTRATION RIGHTS

  After this offering, the holders of 23,885,667 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Additionally, of such holders, holders of 13,128,789 shares of Common Stock are also entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at its expense with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT

  The Transfer Agent and Registrar for the Common Stock is           .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could materially adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after restrictions lapse could materially adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of the offering, the Company will have    shares of Common
Stock outstanding, assuming no exercise of currently outstanding options. Of
these shares, the    shares sold in this offering (plus any additional shares
sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder ("Affiliates"). The remaining 25,118,827 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 of the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:
(i) approximately 1,239,279 Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) approximately 676,578 Restricted Shares will be eligible for sale 90 days after the effective date of this offering; (iii) approximately 19,501,560 Restricted Shares will be eligible for sale 180 days after the effective date of this offering upon expiration of pre-existing contractual lock-up agreements and lock-up agreements with of the Underwriters and upon expiration of their respective holding periods under Rule 144; and (iv) the remainder of the Restricted Shares will be eligible for sale from time to time thereafter upon expiration of their respective holding periods under Rule 144. In addition, 1,601,285 shares will be issuable upon exercise of vested stock options 180 days after the effective date of this offering upon the expiration of contractual pre-existing lock-up agreements. NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the lock-up agreement with the Underwriters.

  Upon the effective date of this offering, the holders of 13,128,789 shares of Common Stock have the right in certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders and holders of an additional 10,756,878 shares of Common Stock pursuant to the exercise of their piggyback registration rights, such sales may have a material adverse affect on the Company's ability to raise new capital. See "Description of Capital Stock-- Registration Risks."

  In addition, the Company expects to file a registration statement on Form S-8 registering a total of approximately 4,368,340 shares of Common Stock subject to outstanding stock options or reserved for issuance under the Company's 1996 Stock Option Plan, 1998 Director Option Plan and 1998 Employee Stock Purchase Plan. The Form S-8 registration statement is expected to be filed and to become effective 180 days following the effective date of this offering. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 value limitations applicable to Affiliates, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above.

  In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the offering, an Affiliate of the Company or person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to the manner of sale, notice, and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an Affiliate of the Company at any time during the 90 days immediately preceding the sale, and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

  An employee, officer or director of the Company or a consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 of the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC, BancAmerica Robertson Stephens and Donaldson, Lufkin & Jenrette Securities Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   NationsBanc Montgomery Securities LLC..............................
   BancAmerica Robertson Stephens.....................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
                                                                          ---
     Total............................................................
                                                                          ===

  The Representatives have advised the Company that the Underwriters initially propose to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of not more than $    per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $    per share to certain other dealers. After the offering, the offering price and concessions and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  All of the Company's officers and directors and certain stockholders have agreed that, subject to certain exceptions, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer to sell or otherwise dispose of any such shares of Common Stock or any right to acquire such shares. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities LLC, issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Common Stock or other equity security, other than the grant of options to purchase Common Stock, or the issuance of shares of Common Stock under the Company's stock option and stock purchase plans, the issuance of shares of Common Stock in connection with certain acquisitions and the issuance of shares of Common Stock pursuant to the exercise of outstanding options.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering, the market prices of and demand for publicly traded common stock of comparable companies in recent periods and other factors deemed relevant.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities and Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have informed the Company that the Underwriters do not expect to make sales in excess of five percent of the number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

  In consideration of the services rendered by NationsBanc Montgomery Securities LLC as placement agent for the Company's Series E Preferred Stock financing, the Company paid to NationsBanc Montgomery Securities LLC a fee equal to $1,546,182 in November 1997. As additional consideration for such services, the Company granted to NationsBanc Montgomery Securities LLC a warrant to purchase 94,286 shares of Series E Preferred Stock. The warrant is exercisable at any time at an exercise price of $8.75 per share of Common Stock. Any unexercised portion of the warrant is automatically convertible into Common Stock immediately prior to the closing of this offering for that number of shares of Series E Preferred Stock equal to (x) the value of the unexercised portion as of the date of the closing of this offering, which value shall equal the difference between the aggregate exercise price and the aggregate value of the shares of Series E Preferred Stock issuable upon exercise of the unexercised portion of the warrant, at a per share price equal to the initial offering price divided by (y) the initial offering price.

  Bayview Investors, Ltd., an entity affiliated with BancAmerica Robertson Stephens, holds 25,199 shares of the Company's Common Stock (on an as converted basis).

  GRP and other entities affiliated with Donaldson, Lufkin & Jenrette Securities Corporation hold 706,855 shares of the Company's Common Stock (on an as converted basis). Under the Company's Restated Certificate of Incorporation, GRP is entitled to elect one member of the Board of Directors until the earlier of (i) November 20, 1999, (ii) the one-year anniversary of the closing of this offering or (iii) the date GRP owns less than 100% of the capital stock of the Company that it owned on November 20, 1997.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Venture Law Group, A Professional Corporation, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1997 and for the period from September 20, 1995 (date of formation) to December 31, 1995 and for the years ended December 31, 1996 and 1997, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                                CITYSEARCH, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Auditors............................................  F-2
Consolidated Balance Sheets at December 31, 1996 and 1997 and at March 31,
 1998 (unaudited).........................................................  F-3
Consolidated Statements of Operations for the period from September 20,
 1995 (date of formation) to December 31, 1995, the years ended December
 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998
 (unaudited) .............................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the period from September 20, 1995 (date of formation) to December 31, 1995, the years ended December 31, 1996 and 1997 and the three months ended March
 31, 1998 (unaudited).....................................................  F-5
Consolidated Statements of Cash Flows for the period from September 20,
 1995 (date of formation) to December 31, 1995, the years ended December
 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
CITYSEARCH, INC.

  We have audited the accompanying consolidated balance sheets of CitySearch, Inc. as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the period from September 20, 1995 (date of formation) to December 31, 1995 and for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CitySearch, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for the period from September 20, 1995 (date of formation) to December 31, 1995 and for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Los Angeles, California
March 11, 1998, except for Note 10,
as to which the date is May 26, 1998

                                CITYSEARCH, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                      PRO FORMA
                                                                    STOCKHOLDERS'
                                         DECEMBER 31,                 EQUITY AT
                                        ----------------  MARCH 31,   MARCH 31,
                                         1996     1997      1998        1998
                                        -------  -------  --------- -------------
                                                                (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents............  $ 7,527  $25,227   $16,455
 Accounts receivable, net of allowance
  for doubtful accounts of $25 in 1997
  and $44 in 1998.....................       34      100       286
 Due from licensees...................       --      193       611
 Prepaid expenses and other current
  assets..............................      249      119       185
                                        -------  -------   -------
  Total current assets................    7,810   25,639    17,537
Computers, software, equipment and
 leasehold improvements:
 Computers and software...............    2,074    7,716     8,560
 Furniture and equipment..............      391      194       194
 Leasehold improvements...............      194      275       275
 Enterprise system development in
  process.............................    1,315       --        --
                                        -------  -------   -------
                                          3,974    8,185     9,029
 Accumulated depreciation.............     (329)  (2,169)   (2,842)
                                        -------  -------   -------
                                          3,645    6,016     6,187
Intangible asset, net of accumulated
 amortization of $422 in 1996.........    1,915       --        --
                                        -------  -------   -------
  Total assets........................  $13,370  $31,655   $23,724
                                        =======  =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
 Accounts payable.....................  $ 1,975  $ 2,197   $ 1,903
 Accrued payroll and related
  liabilities.........................      174      664       804
 Other accrued liabilities............      991      760       483
 Deferred subscription and license
  revenue.............................      327    1,836     1,713
 Current portion of obligations under
  capital leases......................       86      807       976
                                        -------  -------   -------
  Total current liabilities...........    3,553    6,264     5,879
Deferred rent.........................       33      189       189
Deferred purchase price of subsidiary.    1,336      891       891
Obligations under capital leases, net
 of current portion...................       82    1,340     1,678
Commitments
Redeemable Convertible Preferred Stock
 (Series C, D, and E):
 Authorized shares -- 12,500 at
  December 31, 1997 and March 31, 1998
  (pro forma: none)
 Issued and outstanding -- 4,706 at
  December 31, 1996 and 12,406 at
  December 31, 1997 and March 31, 1998
  (pro forma: none)
 Liquidation preference -- $20,731 at
  December 31, 1996 and $73,212 at
  December 31, 1997 and March 31, 1998
  (pro forma: none)...................   20,309   70,882    70,882    $     --
Stockholders' equity (deficit):
 Convertible Preferred Stock $0.01 par
  value, (Series A and B):
  Authorized shares -- 2,241 at
   December 31, 1997 and March 31,
   1998
  Issued and outstanding -- 1,948 at
   December 31, 1996 and 2,016 at
   December 31, 1997 and March 31,
   1998 (pro forma: none)
  Liquidation preference -- $2,165 at
   December 31, 1996 and $2,610 at
   December 31, 1997 and March 31,
   1998 (pro forma: none).............    2,165    2,610     2,610          --
 Common Stock $0.01 par value:
  Authorized shares -- 75,000 at
   December 31, 1997 and March 31,
   1998
  Issued and outstanding shares --
   8,813 at December 31, 1996 and
   9,539 at December 31, 1997 and
   9,925 at March 31, 1998 (pro forma:
   24,081)............................       97      455       870      74,362
 Deferred compensation................       --     (245)    (567)        (567)
 Accumulated deficit..................  (14,205) (50,731)  (58,708)    (58,708)
                                        -------  -------   -------    --------
  Total stockholders' equity
   (deficit)..........................  (11,943) (47,911)  (55,795)   $ 15,087
                                        -------  -------   -------    ========
     Total liabilities and
      stockholders' equity (deficit)..  $13,370  $31,655   $23,724
                                        =======  =======   =======

          See accompanying notes to consolidated financial statements.

                                CITYSEARCH, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              PERIOD FROM
                             SEPTEMBER 20,                      THREE MONTHS
                             1995 (DATE OF    YEAR ENDED            ENDED
                             FORMATION) TO   DECEMBER 31,         MARCH 31,
                             DECEMBER 31,  ------------------  ----------------
                                 1995        1996      1997     1997     1998
                             ------------- --------  --------  -------  -------
                                                                 (UNAUDITED)
Revenues:
 Subscription and services
  .........................     $   --     $    203  $  4,913  $   470  $ 2,563
 Licensing and royalty ....         --           --     1,271       --      528
                                ------     --------  --------  -------  -------
                                    --          203     6,184      470    3,091
Cost and expenses:
 Cost of revenues..........         --        2,908    10,846    2,040    3,450
 Sales and marketing ......         57        6,369    19,014    4,519    4,568
 Research and development .        152        2,563     7,182    1,713    1,655
 General and administrative
  .........................        104        2,475     5,883    1,363    1,568
                                ------     --------  --------  -------  -------
                                   313       14,315    42,925    9,635   11,241
                                ------     --------  --------  -------  -------
Loss from operations.......       (313)     (14,112)  (36,741)  (9,165)  (8,150)
Interest income............          5          229       494      124      279
Interest expense...........         --          (12)     (271)     (40)    (106)
                                ------     --------  --------  -------  -------
                                     5          217       223       84      173
                                ------     --------  --------  -------  -------
Loss before provision for
 income taxes..............       (308)     (13,895)  (36,518)  (9,081)  (7,977)
Provision for income taxes.         --           (2)       (8)      --       --
                                ------     --------  --------  -------  -------
Net loss...................     $ (308)    $(13,897) $(36,526) $(9,081) $(7,977)
                                ======     ========  ========  =======  =======
Historical basic and
 diluted net loss per
 share.....................     $(0.04)    $  (1.58) $  (3.86) $ (0.97) $ (0.82)
                                ======     ========  ========  =======  =======
Pro forma basic and diluted
 net loss per share........     $(0.04)    $  (1.10) $  (1.96) $ (0.54) $ (0.33)
                                ======     ========  ========  =======  =======
Shares used in computing
 historical basic and
 diluted net loss per
 share.....................      7,894        8,785     9,451    9,407    9,777
                                ======     ========  ========  =======  =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share.....................      8,460       12,647    18,666   16,889   23,932
                                ======     ========  ========  =======  =======


          See accompanying notes to consolidated financial statements.

                                CITYSEARCH, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                             CONVERTIBLE
                           PREFERRED STOCK
                          (SERIES A AND B)  COMMON STOCK
                          ----------------- --------------   DEFERRED   ACCUMULATED
                           SHARES   AMOUNT  SHARES  AMOUNT COMPENSATION   DEFICIT    TOTAL
                          -------- -------- ------  ------ ------------ ----------- --------
Initial issuance of
 Common Stock, September
 20, 1995...............       --  $     --  6,623   $  5     $  --      $     --   $      5
Repurchase of Common
 Stock..................       --        -- (2,000)    (2)       --            --         (2)
Issuance of Common
 Stock..................       --        --  4,233     85        --            --         85
Issuance of Convertible
 Preferred Stock........    1,791     1,620     --     --        --            --      1,620
Net loss................       --        --     --     --        --          (308)      (308)
                          -------  -------- ------   ----     -----      --------   --------
  Balance at December
   31, 1995.............    1,791     1,620  8,856     88        --          (308)     1,400
Repurchase of Common
 Stock..................       --        --   (116)    (2)       --            --         (2)
Exercise of stock
 options................       --        --     73     11        --            --         11
Issuance of Series B
 Convertible Preferred
 Stock..................      157       545     --     --        --            --        545
Net loss................       --        --     --     --        --       (13,897)   (13,897)
                          -------  -------- ------   ----     -----      --------   --------
  Balance at December
   31, 1996.............    1,948     2,165  8,813     97        --       (14,205)   (11,943)
Exercise of stock
 options................       --        --    726    103        --            --        103
Issuance of Series B
 Convertible Preferred
 Stock..................       68       445     --     --        --            --        445
Deferred compensation...       --        --     --    255      (255)           --         --
Amortization of deferred
 compensation...........       --        --     --     --        10            --         10
Net loss................       --        --     --     --        --       (36,526)   (36,526)
                          -------  -------- ------   ----     -----      --------   --------
  Balance at December
   31, 1997.............    2,016     2,610  9,539    455      (245)      (50,731)   (47,911)
Exercise of stock
 options (unaudited)....       --        --    386     63        --            --         63
Deferred compensation
 (unaudited)............       --        --     --    352      (352)           --         --
Amortization of deferred
 compensation
 (unaudited)............       --        --     --     --        30            --         30
Net loss (unaudited)....       --        --     --     --        --        (7,977)    (7,977)
                          -------  -------- ------   ----     -----      --------   --------
  Balance at March 31,
   1998 (unaudited).....    2,016  $  2,610  9,925   $870     $(567)     $(58,708)  $(55,795)
                          =======  ======== ======   ====     =====      ========   ========


          See accompanying notes to consolidated financial statements.

                               CITYSEARCH, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                              PERIOD FROM
                             SEPTEMBER 20,                      THREE MONTHS
                             1995 (DATE OF    YEAR ENDED            ENDED
                             FORMATION) TO   DECEMBER 31,         MARCH 31,
                             DECEMBER 31,  ------------------  ----------------
                                 1995        1996      1997     1997     1998
                             ------------- --------  --------  -------  -------
                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net loss...................     $ (308)    $(13,897) $(36,526) $(9,081) $(7,977)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
 Equity interest in loss
  from partnership.........         --           --       259       65       --
 Write-down of investment
  in partnership...........         --           --       321      131       --
 Depreciation..............          5          325     1,841      289      673
 Amortization..............         --          422     1,915      453       --
 Change in operating assets
  and liabilities, net of
  assets acquired and
  liabilities assumed:
 Accounts receivable.......         --          (34)      (67)     (11)    (185)
 Due from licensees........         --           --      (193)      --     (419)
 Prepaid expenses and other
  current assets...........         --         (249)      129      120      (65)
 Accounts payable..........         90        2,537       317     (308)    (293)
 Accrued payroll and
  related liabilities......         --           --       489      198      140
 Other accrued liabilities.         --           --      (221)    (332)    (248)
 Deferred subscription and
  license revenue..........         --          327     1,510      396     (123)
 Deferred rent.............         --           33       157       24       --
                                ------     --------  --------  -------  -------
  Net cash used in
   operating activities....       (213)     (10,536)  (30,069)  (8,056)  (8,497)
INVESTING ACTIVITIES
Purchases of software,
 equipment and leasehold
 improvements..............        (82)      (3,547)   (1,391)    (357)     (49)
Investment in partnership..         --           --      (580)    (324)      --
                                ------     --------  --------  -------  -------
Net cash used in investing
 activities................        (82)      (3,547)   (1,971)    (681)     (49)
FINANCING ACTIVITIES
Payments on capital leases.         --         (121)     (840)    (286)    (289)
Exercise of stock options..         --           11       103       --       63
Issuance of Common Stock...         90           --        --       --       --
Repurchases of Common
 Stock.....................         (2)          (2)       --       --       --
Issuance of Preferred
 Stock, net................      1,620       20,309    50,477   10,270       --
                                ------     --------  --------  -------  -------
Net cash provided by
 financing activities......      1,708       20,197    49,740    9,984     (226)
                                ------     --------  --------  -------  -------
Net increase in cash and
 cash equivalents..........      1,413        6,114    17,700    1,247   (8,772)
Cash and cash equivalents
 at beginning of year......         --        1,413     7,527    7,527   25,227
                                ------     --------  --------  -------  -------
Cash and cash equivalents
 at end of year............     $1,413     $  7,527  $ 25,227  $ 8,774  $16,455
                                ======     ========  ========  =======  =======
Supplemental disclosure of
 cash flow information:
 Cash paid for:
 Interest..................     $   --     $     12  $    271  $    44  $   106
 Income taxes..............     $  800     $      2  $      8  $    --  $    --

NON-CASH INVESTING AND FINANCING ACTIVITIES

  During 1996 and 1997, the Company purchased computers and office equipment under financing leases totaling $288,000 and $2,820,000, respectively.

  On June 19, 1996, the Company acquired its wholly owned subsidiary Metrobeat, Inc. in exchange for an initial payment of Series B Preferred Stock valued at $544,497. During 1997, the Company made its second annual installment of Series B Convertible Preferred Stock valued at $445,495 pursuant to the acquisition. The remaining purchase price of $891,000 is payable in two annual installments, principally of Series B Convertible Preferred Stock.

  During 1997, the Company issued 14,670 shares of Series D Preferred Stock valued at $95,725 as payment for accrued advertising and recruiting fees.

  During the three months ended March 31, 1997 and 1998, the Company purchased computers and office equipment under financing leases totaling $1,205,000 and $795,000, respectively.

         See accompanying notes to consolidated financial statements.

                               CITYSEARCH, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY AND BASIS OF PRESENTATION

  CitySearch, Inc. (the "Company"), a Delaware corporation, was organized on September 20, 1995. The Company and its wholly owned subsidiaries Metrobeat, Inc. ("Metrobeat") and CitySearch Ontario, Inc ("CitySearch Ontario"), produces and delivers comprehensive local city guides on the World Wide Web (the "Web"), providing up-to-date information regarding arts and entertainment events, community activities, recreation, business, shopping, professional services and news/sports/weather to consumers in metropolitan areas. Each local city guide primarily consists of original content developed and designed specifically for the Web by the Company and its media partners. The Company designs and produces custom-built Web sites and related services for local businesses, aggregates them in a local city guide environment and provides business customers the ability to regularly update and expand their sites. The Company's sites include digital photographs, maps, sounds and windows with additional information, including menus, bills of service and interactive order and inquiry forms.

  Customers include restaurants, taverns, movie theaters, museums and retail stores. The Company currently owns and operates sites in Austin, TX, Nashville, TN, New York, NY, Portland, OR, Raleigh-Durham-Chapel Hill, NC, Salt Lake City, UT, Los Angeles, CA, and San Francisco, CA. Through partnership and licensing agreements, the Company has an internet presence in Washington D.C., Melbourne and Sydney, Australia, and Toronto, Canada, with sites expected soon to be launched in Baltimore, MD, and designated Scandinavian cities.

  The Company has experienced operating losses and negative cash flows from operations since its formation on September 20, 1995. Since its formation, the Company has raised significant capital through the sale of Preferred Stock to outside investors and expects to continue to raise capital in 1998. The Company has also successfully licensed its product domestically and internationally generating additional revenue streams. Through strategic partnerships, the Company is implementing additional ways of delivering its product. Management anticipates that its investment in new markets and technology will result in operating losses in the near term but believes that anticipated revenues, existing cash, cash equivalents, working capital and new capital contributions will be sufficient to fund operations over the next year.

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Metrobeat and CitySearch Ontario. All significant intercompany amounts have been eliminated.

INTERIM FINANCIAL INFORMATION

  The accompanying balance sheet as of March 31, 1998 and the statements of operations and cash flows for the three months ended March 31, 1997, and 1998 and the statement of changes in shareholders equity (deficit) for the three months ended March 31, 1998 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of interim periods. The data disclosed in these notes to the financial statements for these periods is also unaudited. The results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim future period.

ESTIMATES USED IN THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates, although management does not believe that any differences would materially affect the Company's consolidated financial position or results of operations.

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


REVENUE RECOGNITION

  The Company generates revenue from the sale of subscriptions for business Web sites and advertising on its owned and operated city guides on the internet, the sale of licenses for use of the Company's business and technology systems to its licensees establishing the CitySearch service in certain markets, the receipt of royalties under its license agreements in exchange for customer support and certain upgrade rights, and the performance of consultation and design services.

  The Company recognizes subscription revenues over the period the services are provided. Licensing revenue, under agreements entered into prior to December 31, 1997, for partner-led markets is recognized upon the completion of the delivery and installation of the business and technology systems and training of partner personnel in each partner-led-market. Royalty revenues are recognized when earned. Revenue from consultation and design services is recognized as the services are provided. Advertising revenues, which have not been significant, are recognized as earned and are included in subscription and service revenues.

  Effective January 1, 1998, the Company adopted Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," which impacts the manner companies recognize revenue on sales and licensing of software. The Company, during 1997, accounted for licensing of its software under the provisions of SOP 91-
1. Under the provision of SOP 97-2 revenues from the sale of licenses for use of the Company's business and technology systems to its partner-led markets generally will be recognized over the term of the license agreement. The Company's license agreements have terms ranging from five to nine years. SOP 97-2 is not expected to have a material effect on revenues from royalties, services, and subscriptions.

  Deferred revenues arise upon the prepayment of subscription services and license agreements.

CASH EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable and cash deposits at financial institutions. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their geographic dispersion. The Company requires no collateral from its customers.

  The Company places its cash deposits with high-credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit.

COMPUTERS, SOFTWARE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Computers, software, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Assets acquired under capitalizable lease arrangements are recorded at the present value of the minimum lease payments. Amortization of assets capitalized under capital leases and leasehold improvements are computed using the straight-line method over the life of the asset or term of the lease, whichever is shorter, and is included in depreciation expense.

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


RESEARCH AND DEVELOPMENT

  Research and development expenditures are charged to operations as incurred. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

ADVERTISING COSTS

  Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 1996 and 1997, amounted to $1,305,859 and $2,464,641, respectively. There was no advertising expense for the period from September 20, 1995 (date of formation) to December 31, 1995.

  During 1996 and 1997 the Company entered into several barter arrangements whereby the Company has assisted in the design of a Web site in exchange for broadcast advertising. The Company valued these barter transactions at $60,000 and $1,158,000 for the years ended December 31, 1996 and 1997, respectively, based on the estimated cost of the specific services provided by the Company. Such amounts are included in subscription and services revenue as well as recognized in sales and marketing expense in the accompanying consolidated statements of operations. Reciprocal noncash advertising on the Internet is not valued in the consolidated financial statements and no barter revenue is recorded for any such agreements.

PRO FORMA AND HISTORICAL NET LOSS PER SHARE

  Pro forma net loss per share is computed using the weighted average number of shares of Common Stock outstanding. Common equivalent shares from convertible Preferred Stock (using the if converted method) have been included in the computation when dilutive, except that the Convertible Preferred Stock which will convert into Common Stock in connection with the Company's initial public offering is included as if converted at the original date of issuance, for both basic and diluted net loss per share, even though inclusion is antidilutive, based on the conversion price disclosed in Note 6.

  Historical net loss per share is computed as described above except that it excludes the Convertible Preferred Stock because it is antidilutive for periods which incurred a net loss.

INTANGIBLE ASSET

  The intangible asset is stated at cost and consists of goodwill resulting from the purchase of Metrobeat in June 1996 (see Note 2).

STOCK-BASED COMPENSATION

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

expense based on their fair value at the date of grant. Alternatively, a company may use Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and disclose pro forma results of operations which would have resulted from recognizing such awards at their fair value. The Company will continue to account for stock-based compensation under APB 25 and make the required pro forma disclosures for compensation (see
Note 8). Under APB 25 compensation expense is calculated based on the difference between the exercise price and the fair market value of the underlying stock on the date of grant. The amount of compensation expense calculated under APB 25 is recognized over the vesting period of the options.

RECLASSIFICATIONS

  Certain reclassifications have been made to the prior years' balances to conform to the current year presentation.

YEAR 2000 -- UNAUDITED

  The Company could be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. The Company is taking steps that it believes are reasonably designed to address these issues and to obtain reasonable assurances that comparable steps are being taken by each of the Company's service providers. Management believes such efforts and any remedies will be completed by 1999 and all expenses incurred in assessing and remedying this issue will be expensed as incurred and are not expected to be material to the consolidated financial statements.

2. ACQUISITION OF METROBEAT

  On June 19, 1996, the Company purchased Metrobeat for approximately $2,337,300. The Company assumed net liabilities of $456,303 and issued 157,074 shares of Series B Convertible Preferred Stock valued at $544,497. During 1997, the Company made its second annual installment of Series B Convertible Preferred Stock valued at $445,495. The remaining purchase price of $891,000 is payable in two annual installments, principally of Series B Convertible Preferred Stock. The remaining installments have been recorded as a deferred purchase price in the accompanying consolidated balance sheets. The transaction was accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired has been allocated to goodwill and was initially to be amortized over three years. Effective January 1, 1997, the Company reassessed the future life of the goodwill recorded in connection with the Metrobeat acquisition and concluded the remaining life was one year. Accordingly, the unamortized goodwill as of December 31, 1996 was fully amortized to expense in 1997.

3. INVESTMENT IN PARTNERSHIP

  On February 17, 1997, CitySearch Ontario entered into a partnership, Toronto Star CitySearch, with others to launch CitySearch sites in Canada. CitySearch Ontario contributed the Company's technology through a licensing agreement valued by the other partners at $390,500 and cash of $319,171 in exchange for a 20% interest in the partnership. The other partners collectively contributed cash of $2,811,600 in exchange for the remaining 80% interest. Profits are shared in accordance with the respective partnership interests. Losses are allocated to one of the other partners up to a cumulative loss limit, and thereafter losses of the partnership shall be allocated to CitySearch Ontario and the other partners at a ratio of 10% and 90%, respectively. CitySearch Ontario is committed to funding up to 10% of any losses of the partnership.

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

  Summarized unaudited financial information of Toronto Star CitySearch as of and for the year ended December 31, 1997 is as follows (in thousands):

   As of December 31, 1997:
     Current assets.................................................... $ 1,520
     Total liabilities.................................................   2,006
     Partners' capital.................................................     758
   For the period ended December 31, 1997:
     Revenues.......................................................... $   123
     Loss from operations..............................................  (2,658)
     Net loss..........................................................  (2,806)

  CitySearch Ontario carries its investment in Toronto Star CitySearch at zero. CitySearch Ontario's share of partnership losses ($258,937) is included in costs of revenues and sales and marketing expenses.

4. INCOME TAXES

  Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax expense is determined by the change in the net asset or liability for deferred taxes.

  The provision for income, franchise and capital taxes of $800, $1,600 and $8,330 is based solely on minimum state tax requirements. The Company's effective tax rate differs from the statutory federal income tax rate, primarily as a result of operating losses not benefited.

  The tax effect of temporary differences resulted in net deferred income tax assets and liabilities at December 31 are as follows:

                                                               1996      1997
                                                              -------  --------
                                                               (IN THOUSANDS)
   Deferred tax assets:
     Net operating loss and tax credits...................... $ 5,485  $ 21,239
     Various accruals........................................      58       636
     Deferred rent...........................................      14        77
                                                              -------  --------
                                                                5,557    21,952
     Less valuation allowance................................  (5,103)  (19,650)
                                                              -------  --------
   Net deferred tax assets...................................     454     2,302
   Deferred tax liabilities:
     Federal benefit for state income taxes..................    (427)   (1,499)
     Excess of tax depreciation and amortization.............     (27)     (803)
                                                              -------  --------
   Deferred tax liabilities..................................    (454)   (2,302)
                                                              -------  --------
                                                              $    --  $     --
                                                              =======  ========

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

  Due to the uncertainty surrounding the timing of the realization of the benefits from its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. The Company had federal and state operating loss carryforwards of $47,450,000 at December 31, 1997. The federal carryforwards expire principally in the period from 2010 to 2012, and the state carryforwards expire principally in 2003. The Company has generated tax credit carryforwards for federal and state purposes in the amounts of $329,723 and $107,353, respectively, at December 31, 1997. Utilization of the above carryforwards is subject to utilization limitations which may inhibit the Company's ability to use carryforwards in the future.

  The following table reconciles the provision for taxes based on income before taxes to the statutory federal income tax rate of 35%:

                                       PERIOD FROM
                                      SEPTEMBER 20,
                                      1995 (DATE OF
                                      FORMATION) TO  YEAR ENDED DECEMBER 31,
                                       DECEMBER 31,  -----------------------
                                           1995         1996          1997
                                      -------------- -----------  ------------
                                                  (IN THOUSANDS)
   Tax benefit at statutory rate.....     $(108)     $    (4,864) $    (12,781)
   Increase related to:
   State taxes, net of federal bene-
    fit..............................         1                1             5
     Meals and entertainment.........         1               17            30
     Amortization of goodwill........        --              143           670
     Foreign operations..............        --               --           203
     Valuation reserve on deferred
      taxes..........................       106            4,705        11,881
                                          -----      -----------  ------------
                                          $  --      $         2  $          8
                                          =====      ===========  ============

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


5. COMMITMENTS

LEASES

  The Company entered into noncancelable capital lease obligations for computers and equipment during the year ended December 31, 1997. In addition, the Company leases its facilities and other office equipment under noncancelable operating lease agreements expiring through 2004. Certain of the Company's leases provide for free rent and escalations. The Company is responsible for other costs such as property taxes, insurance, maintenance and utilities.

  The following is a schedule of future minimum lease payments:

                                                               OPERATING CAPITAL
                                                                LEASES   LEASES
                                                               --------- -------
                                                                (IN THOUSANDS)
   December 31:
     1998....................................................   $1,321   $1,115
     1999....................................................    1,191    1,028
     2000....................................................    1,167      517
     2001....................................................    1,043        4
     2002....................................................      265       --
     Thereafter..............................................      332       --
                                                                ------   ------
                                                                $5,319    2,664
                                                                ======
   Less amount representing interest.........................               517
                                                                         ------
   Net present value of net minimum lease payments (including
    approximately $807,000 payable currently)................            $2,147
                                                                         ======

  Computers, software and equipment under capital leases had an original cost basis of $288,419 and $2,819,842 at December 31, 1996 and 1997, respectively. The net book value of the related computers, software and equipment was $231,267 and $2,157,717 at December 31, 1996 and 1997, respectively.

  Rent expense related to operating leases was $7,800, $291,000 and $1,372,000 for the period from September 20, 1995 (date of formation) to December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively.

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


6. CONVERTIBLE PREFERRED STOCK

  At December 31, 1997 and March 31, 1998, the Company was authorized to issue 14,741,082 shares of Convertible Preferred Stock with a par value of $0.01 per share. The Company has designated 1,791,173 shares as Series A Convertible Preferred Stock, 450,000 shares as Series B Convertible Preferred Stock, 3,261,024 shares as Series C Redeemable Convertible Preferred Stock, 4,430,313 shares as Series D Redeemable Convertible Preferred Stock, and 4,808,572 shares as Series E Redeemable Convertible Preferred Stock.

  Convertible Preferred Stock issued and outstanding as of December 31, 1997 and March 31, 1998 are as follows:

                                                    ORIGINAL
                                         AMOUNT     PER SHARE
                           SHARES       (NET OF     ISSUANCE
                         OUTSTANDING ISSUANCE COST)   PRICE   DATE FIRST ISSUED
                         ----------- -------------- --------- -----------------
                               (IN THOUSANDS)
   Series A.............    1,791       $ 1,620      $0.904   October 31, 1995
   Series B.............      157           545       3.467   June 19, 1996
   Series B.............       68           445       6.525   June 19, 1997
   Series C.............    3,261        11,261       3.467   May 15, 1996
   Series D.............    4,431        28,265       6.525   December 13, 1996
   Series E.............    4,714        31,356       7.000   November 10, 1997
                           ------       -------
                           14,422       $73,492
                           ======       =======

  Preferred Stock contains a liquidation preference of an amount per share equal to the price for which such share of Preferred Stock was originally issued, adjusted for any stock dividends, combinations or splits with respect to such shares, plus any declared and unpaid dividends on the Preferred Stock. The Series C Preferred Stock contains a May 2006 mandatory redemption provision. The Series D and E Preferred Stock contain mandatory redemption provisions with a minimum of an 80% favorable vote, by the holders, beginning December 2004.

  Each share of Preferred Stock shall be, at the option of the holder, convertible at any time into the number of shares of Common Stock as determined by dividing the original issue price by the conversion price, as defined. At the date of issuance, the conversion price for each series of Preferred Stock was equal to the original per share issuance price. The conversion price is subject to adjustment for stock splits and stock combinations of the Company's outstanding Common Stock. The conversion price for Series C, D and E Preferred Stock is also adjusted for the forfeiture of Common Stock options outstanding from the date of issuance to the date of conversion. The Preferred Stock has an automatic conversion feature which provides for each share of Preferred Stock to be automatically converted into shares of Common Stock based on the then effective conversion price immediately upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of shares of the Corporation's Common Stock priced above $7.70 per share, with aggregate net proceeds to the Company of not less than $20,000,000. At March 31,1998, the unaudited pro forma per share conversion price, giving effect to Common Stock option forfeitures through June 1, 1998 as if they occurred as of March 31, 1998, of the Series A, B, C, D and E Preferred Stock was $0.904, $3.467, $3.580, $6.717, and $7.074,
respectively.

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)


7. STOCK OPTIONS

  The Company has adopted the 1996 Stock Option Plan (the "Plan") which authorizes members of management to grant non-statutory stock options or incentive stock options to employees and consultants of the Company and its subsidiaries. The maximum number of shares of Common Stock to be issued under the plan is 4,000,000 shares. All options granted under the Plan have been made at prices not less than fair market value of the stock at the date of grant. Options granted under the Plan are exercisable at various dates over their ten-year life. Options granted under the Plan vest principally 25% after the first year and ratably over the remaining vesting period.

  The following table summarizes certain information related to options for Common Stock:

                                                  NUMBER OF
                                                    SHARES     PRICE PER SHARE
                                                -------------- -----------------
                                                (IN THOUSANDS)
   Balance at January 1, 1996..................        --
     Granted during 1996.......................     3,220      $ 0.10 to $ 0.75
     Forfeited.................................       314        0.10 to   0.75
     Exercised.................................        73        0.10 to   0.75
                                                    -----      ----------------
   Outstanding at December 31, 1996............     2,833        0.10 to   0.75
     Granted during 1997.......................     1,110        0.75 to   3.00
     Forfeited.................................       485        0.10 to   2.00
     Exercised.................................       726        0.10 to   2.00
                                                    -----      ----------------
   Outstanding at December 31, 1997............     2,732        0.10 to   3.00
     Granted...................................       172        3.00 to   3.00
     Forfeited.................................       231        0.10 to   3.00
     Exercised.................................       386        0.10 to   2.00
                                                    -----      ----------------
   Outstanding at March 31, 1998...............     2,287        0.10 to   3.00
                                                    =====      ================

  Options granted during the year ended December 31, 1997 and the three months ended March 31, 1998 resulted in a total compensation amount of $255,000 and $352,000, respectively, and was recorded as deferred compensation in stockholders equity. The deferred compensation amount will be recognized as compensation expense over the vesting period. During the year ended December 31, 1997 and the three months ended March 31, 1998, such compensation expense amounted to $10,000 and $30,000, respectively.

  Information with respect to stock options outstanding is as follows:

                                                          DECEMBER 31,
                                                 --------------------------------
                                                       1996            1997
                                                 ---------------- ---------------
                                                 (NUMBER OF SHARES IN THOUSANDS)
   Weighted average price per share............           $0.2575 $       0.8600
   Exercisable options.........................             1,110            992
   Options available for future grants.........             1,094            469
   Weighted average remaining contractual life.         9.5 years        9 years

                               CITYSEARCH, INC.

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

  In connection with the Series E Redeemable Convertible Preferred Stock issuance, the Company granted warrants to a private placement selling agent to purchase 94,286 shares of Series E Redeemable Convertible Preferred Stock at an exercise price of $8.75 per share in exchange for services. The warrants expire upon a closing of an initial public offering or five years from the grant date, whichever is earlier.

  Pro forma information regarding the effect on operations is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the minimum-value method, which utilizes a near-zero volatility factor.

                                                                1996     1997
                                                               -------  -------
   Expected life (years)...................................... 6 years  5 years
   Risk-free interest rate....................................    6.30%    6.30%
   Dividend yield.............................................     --       --

  This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
                                                          (IN THOUSANDS)
   Net loss, as reported............................. $   (13,897) $   (36,526)
   Pro forma net loss................................     (13,953)     (36,608)
   Pro forma basic and diluted loss per share........ $     (1.10) $     (1.96)
   Pro forma basic and diluted historical loss per
    share............................................       (1.58)       (3.87)

  The effects of applying Statement 123 in this pro forma disclosure may not be indicative of future amounts. Additional awards in future years are anticipated.

8. DEFINED CONTRIBUTION PLAN

  In July 1997, the Company established a defined contribution plan for certain qualified employees as defined in the plan. Participants may contribute from 1% to 20% of pretax compensation subject to certain liabilities. The plan does provide for certain discretionary contributions by the Company as defined in the plan. No Company contributions were made for the year ended December 31, 1997.

9. RELATED PARTY TRANSACTIONS

  Included in revenues for the year ended December 31, 1997 and the three months ended March 31, 1998 is approximately $1,049,000 and $714,000 of revenues, respectively, generated under the Company's license agreements with stockholders or other related parties. Included in due from licensees at December 31, 1997 and March 31, 1998 is $136,000 and $477,000, respectively, due from stockholders and other related parties.

                               CITYSEARCH, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

         (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 IS UNAUDITED)

10. PROPOSED INITIAL PUBLIC OFFERING AND OTHER SUBSEQUENT EVENTS

  On May 26, 1998, the Company issued 1,000,000 shares of its Series E Redeemable Convertible Preferred Stock for $7.00 per share and received gross proceeds of $7,000,000.

  In connection with the issuance of the Series E Redeemable Convertible Preferred Stock, the Company amended its Certificate of Incorporation to increase the number of shares of Series E Redeemable Convertible Preferred Stock authorized to 5,808,572.

  The Company is contemplating filing a registration statement with the Securities and Exchange Commission, relating to an initial public offering of shares of its unissued Common Stock. If the initial public offering is consummated under the terms presently anticipated, all of the Preferred Stock outstanding will automatically convert into Common Stock. At March 31, 1998, on an unaudited pro forma basis, excluding the issuance of the Series E Redeemable Convertible Preferred Stock in May 1998, using a conversion price calculated based on Common Stock option forfeitures through June 1, 1998, 14,155,592 shares of Common Stock would be issued upon automatic conversion of Preferred Stock. The pro forma effect on stockholders' equity, as adjusted for the assumed conversion of the Preferred Stock, is set forth on the accompanying balance sheet.

The back inside cover will contain a selection of five to fifteen overlapping screen shots of home pages of the Company's business customers. The screen shots will represent business customers in a variety of service categories (e.g., restaurants, professional services, entertainment venues, etc.).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any infor-mation or to make any representations other than those contained in this Pro-spectus in connection with this offering and, if given or made, such informa-tion or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereun-der shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                          --------------------------

                               TABLE OF CONTENTS

                          --------------------------

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   27
Management................................................................   40
Certain Transactions......................................................   49
Principal Stockholders....................................................   51
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   57
Legal Matters.............................................................   59
Experts...................................................................   59
Additional Information....................................................   59
Index to Financial Statements.............................................  F-1

                                ---------------

  Until , 1998 (25 days after the commencement of the Offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwrit-ers and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       SHARES

                              [LOGO CITYSEARCH.COM]

                                  COMMON STOCK


                                ---------------

                                   PROSPECTUS

                                ---------------

                     NationsBanc Montgomery Securities LLC

                         BancAmerica Robertson Stephens

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                                       , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC Registration Fee................................................ $14,750
   NASD Filing Fee.....................................................   5,500
   Nasdaq Listing Fee..................................................
   Printing Fees and Expenses..........................................
   Legal Fees and Expenses.............................................
   Accounting Fees and Expenses........................................
   Blue Sky Fees and Expenses..........................................
   Transfer Agent and Registrar Fees...................................
   Miscellaneous.......................................................
                                                                        -------
     Total............................................................. $
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  The Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

  The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since inception of Registrant (September 20, 1995), the Registrant has issued and sold the following unregistered securities:

    (1) From September 20, 1995 to June 1, 1998, Registrant granted options to purchase 4,614,011 shares of Common Stock pursuant to its 1996 Stock Option Plan at exercise prices ranging from $.10 to $5.50.

    (2) From September 20, 1995 to June 1, 1998, Registrant issued and sold an aggregate of 1,233,160 shares of Common Stock to its employees, directors and consultants upon exercise of stock options granted pursuant to its 1996 Stock Option Plan at exercise prices ranging from $.10 to $3.00 for an aggregate consideration of $220,990.70.

    (3) In September 1995; at Registrant formation, Registrant issued and sold 6,622,857 shares of Common Stock to William Gross for an aggregate cash consideration of $5,000 and for services provided to the Company.

    (4) In October 1995, Registrant issued and sold an aggregate of 4,233,500 shares of its Common Stock for an aggregate cash consideration of $84,670. These shares were issued to the following key founding employees: Charles Conn, III; Thomas Layton; Jeffrey Brewer; Kristen Ding; Caskey Dickson; David Holtz; Tamar Halpern; Brad Haugaard; Taylor Wescoatt; Linda Gross; Karen DeDea; Lee Husiuk and Michael Radford.

    (5) From November 1995 to December 1995, Registrant issued and sold an aggregate 1,791,173 shares of Series A Preferred Stock for an aggregate cash consideration of approximately $1.6 million. Shares of Series A Preferred Stock were issued to the following: David M. Balkin; Robert McLean; Morris Ventures; Robert W. Shaw, Jr.; Philip E. Berney; WS Investment Company 95B; William N. Melton; Stuart Cohen; Robert Kavner; Edwin C. Cohen; Peter R. Bleyleben; Steven Spielberg; Gerald Breslauer; Barry S. Volpert; Pando Associates, Ltd.; John Wylie; Jeffrey Glynn and Victoria Jo Edwards, Co-Trustees of the Edwards Family Trust of 1995; Charles R. Conn, II; Taylor Wescoatt; North American Trust Co., TTEE FBO L&W Dickson #410280.

    (6) In June 1996, Registrant issued an aggregate 157,074 shares of Series B Preferred Stock at $3.4665 per share as part consideration for the acquisition of MetroBeat, Inc. Such shares were issued to the following shareholders of MetroBeat, Inc.: Mark Davies and Joshua White.

    (7) From May 1996 to July 1996, Registrant issued and sold an aggregate 3,261,024 shares of Series C Preferred Stock for an aggregate cash consideration of approximately $11.3 million. Shares of Series C Preferred Stock were issued to the following: GS Capital Partners II, L.P; GS Capital Partners II Offshore, L.P.; Goldman, Sachs & Co. Verwaltungs GmbH; The Goldman Sachs Group, L.P.; AT&T Venture Fund I, L.P.; AT&T Venture Fund II, L.P.; Steven Spielberg; Edwin C. Cohen; Pamela C. Alexander; Barry S. Volpert; Alexander Communications, Inc.; Jeffrey G. Edwards; IRA MSTC Custodian; Morris Ventures; Byters; David White; Robert W. Shaw, Jr.; Charles R. Conn, II; The Pacific Bank, N.A., Trustee E. Keith Thomson IRA; Michael Barton; Eric Higgs; Mark Lewyn; Emily Martin; Douglas M. McPherson; Ted Meisel.

    (8) From December 1996 to October 1997, Registrant issued and sold an aggregate 4,430,313 shares of Series D Preferred Stock for an aggregate cash consideration of approximately $28.0 million and for services provided to the Company. Such shares of Series D Preferred Stock were issued to the following: GS Capital Partners II, L.P.; GS Capital Partners II Offshore, L.P.; Goldman, Sachs & Co. Verwaltungs GmbH; Stone Street Fund 1996, L.P.; Bridge Street Fund 1996, L.P.; Edwin C. Cohen; EnCompass Group, Inc.; Michael Barton; Mark Lewyn; Brian A. Goler; Emily Bloomfield; Bradley Ramberg; Lamar Rutherford; Kristen Brown; James R. McGovern; AnneMarie Weibel; Debra J. Wilkens; Francesca Colloredo-Mansfeld; Kathryn Takach; Byters; Comcast CitySearch, Inc.; Far West Capital Partners, L.P.; Robert McLean; Morris Ventures; Steven Spielberg; David White; CPQ Holdings, Inc.; Intel Corporation; Bayview Investors, Ltd.; Toronto Star Newspapers Limited; AT&T Venture Fund I, L.P.; AT&T Venture Fund II, L.P.; Bill Gross' idealab!; Alexander Communications, Inc.; The Times Mirror Company; Paul S. Larsen; ServiceMaster Venture Fund L.L.C.; Digital Ink Company and Korn/Ferry International.

    (9) In June 1997, Registrant issued an aggregate 68,274 shares of Series B Preferred Stock at $6.5251 per share as additional consideration for the acquisition of Metro Beat, Inc. Such shares were issued to the following shareholders of MetroBeat, Inc.: Mark Davies and Joshua White.

    (10) In November 1997, Registrant issued and sold an aggregate 4,714,286 shares of Series E Preferred Stock for an aggregate cash consideration of approximately $33.0 million. Such shares of Series E Preferred Stock were issued to the following: USA Networks, Inc.; Comcast CitySearch, Inc.; Far West Capital Partners, LP; Intel Corporation; Endurance Fund; Gary Lauder; The Thomas and Janet Unterman Living Trust dated 12/30/94; East Peak Partners; Margaret L. Taylor; David A. Duffield Trust dated 7/14/88; Orchid & Co.; Digital Ink Company; Global Retail Partners, L.P.; DLJ Diversified Partners, L.P.; GRP Partners, L.P.; Global Retail Partners Funding, Inc.; DLJ First ESC L.P. and Schibsted ASA.

    NationsBanc Montgomery Securities LLC ("NationsBanc") acted as placement agent. As consideration for such services, Registrant paid NationsBanc $1,546,182 in cash and issued a warrant to purchase 94,286 shares of Series E Preferred Stock, which terms and conditions are described in item (11) below.

    (11) In November 1997, as part consideration for services provided as placement agent, Registrant issued to NationsBanc a warrant to purchase 94,286 shares of Series E Preferred Stock. The warrant is exercisable at any time at an exercise price equal to $8.75 per share and any unexercised portion of the warrant is automatically convertible immediately prior to the closing of this offering.

    (12) In May 1998, Registrant issued an sold an aggregate 1,000,000 shares of Series E Preferred Stock for an aggregate cash consideration of approximately $7.0 million. Such shares of Series E Preferred Stock were issued to the following: USA Networks, Inc. and American Express Travel Related Services, Inc.

  The sales of the securities described in Items 15(1) and 15(2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The sale of the securities described in Items 15(3) through 15(12) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either receive adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS

  (a) Exhibits

  1.1   Form of Underwriting Agreement.
  2.1*  +Agreement and Plan of Reorganization, among Registrant, MS Acquisition
        Corporation, MetroBeat, Inc., Mark Davies and Joshua White, dated May
        31, 1996.
  3.1   Restated Certificate of Incorporation, as currently in effect.
  3.2* Restated Certificate of Incorporation, to be filed prior to the consummation of the offering.
  3.3* Restated Certificate of Incorporation, to be filed immediately following the consummation of the offering.
  3.4*  Bylaws, as currently in effect.
  3.5   Restated Bylaws, to be effective upon the closing of the offering.
  4.1*  Specimen Common Stock Certificate.
  4.2   Sixth Amended and Restated Stockholders' Agreement by and among
        Registrant and certain stockholders of the Registrant, dated May 26, 1998.
  5.1* Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the legality of the securities being registered.
 10.1   Form of Indemnification Agreement for directors and officers.
 10.2*  1996 Stock Plan and form of agreement thereunder.
 10.3*  1998 Employee Stock Purchase Plan.
 10.4*  1998 Director Option Plan.
 10.5*  +License Agreement between Registrant and Perly, Inc., dated March 9,
        1996.
 10.6*  +Marketing Agreement between Registrant and American Express Travel
        Related Services Company, Inc., dated May 26, 1998.
 10.7   Employment Agreement between Registrant and Charles Conn, dated May 9,
        1996.
 10.8*  +Partnership Agreement between Metroland Printing, Publishing &
        Distributing Ltd. 1217554 Ontario Inc., Registrant and Torstar
        Corporation, dated February 17, 1997.
 10.9*  +License and Services Agreement between Registrant and 1217554 Ontario
        Inc., dated February 17, 1997.
 10.10* +Noncompetition Agreement between Registrant, 1217554 Ontario Inc.,
        Torstar Corporation and Metroland Printing, Publishing & Distributing
        Ltd., dated February 17, 1997.
 10.11* +Assignment Agreement between Registrant, 1217554 Ontario Inc., and
        Toronto Star CitySearch, dated February 17, 1997.
 10.12* Lease Agreement by and between Registrant and West End Land Development
        Co., L.P., dated November 7, 1996.
 10.13* Standard Form of Lease, Aeriel Center Executive Park, between
        Pizzagalli Investment Company and Registrant, dated May 8, 1996.
 10.14* Standard Office Lease between Registrant and Sage Realty Corporation, dated May 6, 1997.
 10.15* Standard Office Lease between Registrant and H. Naito Corporation, dated March 6, 1997.
 10.16* Standard Office Lease between Registrant and Brazos Austin Centre,
        Ltd., dated August 15, 1996.
 10.17* Standard Office Lease between Registrant and Judge Building Group, dated September 10, 1996.
 10.18* Standard Office Lease between Registrant and Sobel Building
        Development, dated May 31, 1996.
 10.19* Standard Office Lease between Registrant and BPG Pasadena, L.L.C.
        (later assigned to Spieker Properties), dated September 30, 1996.
 10.20* Lease Agreement between Registrant and Secured Properties Investors II,
        L.P., dated May 13, 1998.
 10.21 Amended and Restated Voting Agreement by and among Registrant and certain stockholders of Registrant, dated November 12, 1997.
 10.22* Employment Agreement between Registrant and Thomas Layton, dated July
        2,1997.
 11.1*  Calculation of earnings per share.
 21.1   Subsidiaries of the Registrant.
 23.1   Consent of Independent Auditors.
 23.2*  Consent of Counsel (included in Exhibit 5.1).
 24.1   Power of Attorney (see page II-6).
 27.1   Financial Data Schedule (available in EDGAR format only).

(b) Schedules
  Schedule II--Valuation and Qualifying Accounts
--------
* To be filed by amendment.
+ Confidential treatment requested.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

  The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PASADENA, STATE OF CALIFORNIA, ON THE 22 DAY OF JUNE, 1998.

                                          CITYSEARCH, INC.

                                                     /s/ Charles Conn
                                          By___________________________________
                                               CHARLES CONN CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Charles Conn and Bradley Ramberg and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him and her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same Offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED

              SIGNATURE                        TITLE                 DATE

          /s/ Charles Conn             Chief Executive          June 22, 1998
-------------------------------------   Officer and
            CHARLES CONN                Director (Principal
                                        Executive Officer)

         /s/ Bradley Ramberg           Chief Financial          June 22, 1998
-------------------------------------   Officer and Vice
           BRADLEY RAMBERG              President, Finance
                                        and Administration
                                        and Secretary
                                        (Principal
                                        Financial Officer
                                        and Principal
                                        Accounting Officer)

          /s/ Thomas Layton            President, Chief         June 22, 1998
-------------------------------------   Operating Officer,
            THOMAS LAYTON               Treasurer and
                                        Director

              SIGNATURE                         TITLE                DATE

         /s/ Jeffrey Brewer             Director                June 22, 1998
-------------------------------------
           JEFFREY BREWER

        /s/ Gerald Breslauer            Director                June 22, 1998
-------------------------------------
          GERALD BRESLAUER

                                        Director
-------------------------------------
            BARRY DILLER

        /s/ Joseph Gleberman            Director                June 22, 1998
-------------------------------------
          JOSEPH GLEBERMAN

          /s/ William Gross             Director                June 22, 1998
-------------------------------------
            WILLIAM GROSS

          /s/ Robert Kavner             Director                June 22, 1998
-------------------------------------

            ROBERT KAVNER
                                        Director
-------------------------------------
             ALAN SPOON

          /s/ Yves Sisteron             Director                June 22, 1998
-------------------------------------
            YVES SISTERON

         /s/ Thomas Unterman            Director                June 22, 1998
-------------------------------------
           THOMAS UNTERMAN

                                CITYSEARCH, INC.
                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

        COLUMN A           COLUMN B        COLUMN C         COLUMN D    COLUMN E
        --------          ---------- --------------------- ----------  ----------
                          BALANCE AT CHARGED TO CHARGED TO             BALANCE AT
                          BEGINNING  COSTS AND    OTHER                THE END OF
      DESCRIPTION         OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS    PERIOD
      -----------         ---------- ---------- ---------- ----------  ----------
Period from September 20
 (date of formation)
 through December 31,
 1995...................     $ --     $    --      $--       $   --      $   --
Year ended December 31,
 1996...................       --          --       --           --          --
Year ended December 31,
 1997...................       --     114,000       --       89,000(a)   25,000

--------
(a) Represents amounts written-off against the allowance for doubtful accounts, net of recoveries and reversals.

                                 EXHIBIT INDEX

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
  1.1        Form of Underwriting Agreement.
  2.1*       +Agreement and Plan of Reorganization, among Registrant, MS
             Acquisition Corporation, MetroBeat, Inc., Mark Davies and Joshua
             White, dated May 31, 1996.
  3.1        Restated Certificate of Incorporation, as currently in effect.
  3.2*       Restated Certificate of Incorporation, to be filed prior to the consummation of the offering.
  3.3*       Restated Certificate of Incorporation, to be filed immediately following the consummation of the offering.
  3.4*       Bylaws, as currently in effect.
  3.5        Restated Bylaws, to be effective upon the closing of the offering.
  4.1*       Specimen Common Stock Certificate.
  4.2        Sixth Amended and Restated Stockholders' Agreement by and among
             Registrant and certain stockholders of the Registrant, dated May
             26, 1998.
  5.1*       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation, as to the legality of the securities being
             registered.
 10.1        Form of Indemnification Agreement for directors and officers.
 10.2*       1996 Stock Plan and form of agreement thereunder.
 10.3*       1998 Employee Stock Purchase Plan.
 10.4*       1998 Director Option Plan.
 10.5*       +License Agreement between Registrant and Perly, Inc., dated March
             9, 1996.
 10.6*       +Marketing Agreement between Registrant and American Express
             Travel Related Services Company, Inc., dated May 26, 1998.
 10.7        Employment Agreement between Registrant and Charles Conn, dated
             May 9, 1996.
 10.8*       +Partnership Agreement between Metroland Printing, Publishing &
             Distributing Ltd. 1217554 Ontario Inc., Registrant and Torstar
             Corporation, dated February 17, 1997.
 10.9*       +License and Services Agreement between Registrant and 1217554
             Ontario Inc., dated February 17, 1997.
 10.10*      +Noncompetition Agreement between Registrant, 1217554 Ontario
             Inc., Torstar Corporation and Metroland Printing, Publishing &
             Distributing Ltd., dated February 17, 1997.
 10.11*      +Assignment Agreement between Registrant, 1217554 Ontario Inc., and Toronto Star CitySearch, dated February 17, 1997.
 10.12*      Lease Agreement by and between Registrant and West End Land
             Development Co., L.P., dated November 7, 1996.
 10.13*      Standard Form of Lease, Aeriel Center Executive Park, between
             Pizzagalli Investment Company and Registrant, dated May 8, 1996.
 10.14*      Standard Office Lease between Registrant and Sage Realty
             Corporation, dated May 6, 1997.
 10.15*      Standard Office Lease between Registrant and H. Naito Corporation, dated March 6, 1997.
 10.16*      Standard Office Lease between Registrant and Brazos Austin Centre,
             Ltd., dated August 15, 1996.
 10.17*      Standard Office Lease between Registrant and Judge Building Group, dated September 10, 1996.
 10.18*      Standard Office Lease between Registrant and Sobel Building
             Development, dated May 31, 1996.
 10.19*      Standard Office Lease between Registrant and BPG Pasadena, L.L.C.
             (later assigned to Spieker Properties), dated September 30, 1996.
 10.20*      Lease Agreement between Registrant and Secured Properties
             Investors II, L.P., dated May 13, 1998.
 10.21       Amended and Restated Voting Agreement by and among Registrant and certain stockholders of Registrant, dated November 12, 1997.
 10.22*      Employment Agreement between Registrant and Thomas Layton, dated
             July 2,1997.
 11.1*       Calculation of earnings per share.
 21.1        Subsidiaries of the Registrant.
 23.1        Consent of Independent Auditors.
 23.2*       Consent of Counsel (included in Exhibit 5.1).
 24.1        Power of Attorney (see page II-6).
 27.1        Financial Data Schedule (available in EDGAR format only).

--------
* To be filed by amendment.
+ Confidential treatment requested.